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REGISTRANT'S NAME Jardine Matheson Holdings

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APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 2963 FISCAL YEAR 12-31-02

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DATE : 4/10/03

Jardine Matheson

Annual Report

2002

Jardines

CONTENTS

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Cycle & Carriage and Jardine Lloyd Thompson. These operations, which employ over 110,000 people, are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, supermarkets, hotels and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda. It has a sponsored American Depositary Receipt programme. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Profit Contribution from Core Businesses*

By Business | **By Geographical Area**



Jardine Pacific 25%
Jardine Motors Group 13%
Jardine Lloyd Thompson 9%
Hongkong Land 22%
Dairy Farm 16%
Mandarin Oriental 4%
Cycle & Carriage 11%
Hong Kong and Mainland China 56%
Asia Pacific 30%
Europe 7%
North America (including interest) 7%

*Excluding non-recurring items, and corporate and other interests

Highlights

- **Underlying earnings per share up 46%**
- **Strong recoveries at Dairy Farm and Astra**
- **Successful reshaping of Southeast Asian interests:**
  - **Jardine Strategic increases Cycle & Carriage stake to over 50%**
  - **Astra strengthened by debt restructuring and rights issue**
- **Hongkong Land portfolio facing weak market**

- **Results**

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties		
Change %	2001 US$m	**2002** US$m		**2002** US$m	2001 US$m	Change %
(21)	9,413	**7,398**	Revenue	**7,398**	9,413	*(21)*
42	166	**236**	Underlying net profit	**253**	179	*41*
205	115	**352**	Net profit/(loss)	**74**	(42)	*N/A*
N/A	(124)	**(64)**	Capital expenditure and investments	**(64)**	(124)	*N/A*
24	2,787	**3,452**	Capital employed	**4,585**	4,401	*4*
7	2,027	**2,177**	Shareholders' funds	**2,859**	3,013	*(5)*
%	US¢	US¢		US¢	US¢	%
47	42.81	**62.82**	Underlying earnings per share	**67.40**	46.32	*46*
215	29.79	**93.74**	Earnings per share	**19.60**	(10.72)	*N/A*
71	92.35	**158.19**	Cash flow per share from operating activities	**158.19**	92.35	*71*
13	26.50	**30.00**	Dividends per share	**30.00**	26.50	*13*
%	US$	US$		US$	US$	%
10	5.36	**5.91**	Net asset value per share	**7.76**	7.96	*(3)*

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in Highlights, Chairman's Statement, Managing Director's Review, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Underlying Earnings per Share (US¢)



02
67.40
01
46.32
00
30.92
99
25.92
98
30.26

Net Asset Value per Share (US$)



02
7.76
01
7.96
00
8.50
99
5.09
98
4.84

Chairman's Statement

The main features of 2002 were the successful reshaping of our Southeast Asian interests, transforming our investments in Singapore, Indonesia and Malaysia, and a profit performance which notably exceeded our expectations at the beginning of the year.

Results

Underlying profit was up 41% to US$253 million in the year ended 31st December 2002. Earnings per share, enhanced by the effect of share repurchases, rose 46% to US¢67.40.

Our financial statements are prepared in conformity with International Financial Reporting Standards, which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With the Group's extensive property interests, this accounting treatment can give rise to significant fluctuations in reported earnings. For the year under review the negative impact of non-cash movements in valuations, partly offset by gains from disposals, was primarily responsible for net profit, at US$74 million, falling well short of underlying earnings.

The Board is recommending an increased final dividend of US¢22.20 per share, which, together with the interim dividend of US¢7.80 per share, gives a dividend for the full year of US¢30.00 per share, compared with US¢26.50 per share for the prior year.

Operating Earnings

The main elements contributing to the Group's excellent profits were a continued strong recovery across the board at Dairy Farm, including an improvement in its Hong Kong supermarkets, and the performance of Cycle & Carriage, which benefited from significantly increased earnings in Astra, its Indonesian affiliate. Astra not only traded well, but enjoyed a welcome period of exchange rate stability.

In an unusually tight and difficult market for insurance, Jardine Lloyd Thompson's execution skills enabled it to improve its market share and yet again to achieve record earnings. Mandarin Oriental, suffering from the poor conditions of the international travel industry, did well to improve its earnings, particularly considering that three of its hotels are still in the development phase. Jardine Pacific's diversified mix of business produced a satisfactory overall result with an excellent contribution from HACTL, but Jardine Motors Group felt the impact of lower margins in Hong Kong caused by weak markets and changed trading terms with Mercedes-Benz.

Hongkong Land had the most difficult year of our principal affiliates, experiencing reduced rents and asset values in a Central District property market badly affected by problems in the global financial sector. However, the company managed to contain its profit decline, chiefly by obtaining a good share of new lettings in Hong Kong, and its profit contribution to the Group rose marginally due to our increased shareholding.

Operating cash flows were strong throughout nearly all our businesses. These were augmented by disciplined management of capital expenditure and working capital, as well as by some well-timed disposals of non-core assets.

Corporate Developments

During the year the Group was particularly active in Southeast Asia. Through a tender offer for shares in Cycle & Carriage, the Group raised its interest in this leading Singapore company from

29% to over 50%. This move was part of a number of related corporate initiatives, which included the successful refinancing of Astra through a debt restructuring and a substantial rights issue led by Cycle & Carriage. Astra, in which Cycle & Carriage's holding was increased early in 2003 to over 34%, should now be restored to financial strength, although the ultimate test will be its ability to reinstate its dividend on a sustainable basis. In addition to these other steps, we fully supported the decision of our affiliate, Edaran Otomobil Nasional, to dispose of certain of its assets in order to focus on its Malaysian motor retail operations.

Dairy Farm sold its New Zealand business in June to concentrate on the development of its Asian retail network. In Malaysia, Singapore and Indonesia the company is successfully combining its international retailing skills with an understanding of the needs of the local consumer in the development of its hypermarket format. The company is also expanding elsewhere in the region. In 2002, Dairy Farm deployed some of its cash surplus in repurchasing 177 million shares, and is now offering to repurchase a further 11% of its share capital by way of a tender offer.

Hongkong Land's new flagship property Chater House was successfully opened in the second half of the year. More recently, the company announced an important upgrading of its Landmark complex, including a new exclusive hotel to be managed by Mandarin Oriental. Mandarin Oriental continued its expansion strategy with major new properties under development in New York, Washington and Tokyo.

Finally, the Group continued its strategy of purchasing or repurchasing shares in Group companies where favourable opportunities presented themselves. This strategy played a valuable part in enhancing earnings per share.

People

Mr. George Ho retired from the Board at the end of the year. Mr. Ho had served as a non-executive Director of the Group's holding company since 1981 and we are extremely grateful for the significant contribution he has made to the development of Jardine Matheson. We welcomed Mr. Jenkin Hui to the Board at the beginning of 2003.

I would like to express my appreciation for the many achievements of the employees across all our Group companies and their significant contribution to our good results.

Prospects

Overall our businesses are trading well and remain in sound financial health. We expect there to be weaknesses in some sectors in 2003, notably in the Hong Kong commercial property market, but elsewhere opportunities for sustained growth will continue to be pursued across our wide range of operations. The global economic and political climates, however, remain highly uncertain and any general downturn would have a significant impact on the trading environment in Asia. The current year is therefore one in which to temper optimism with caution.

Henry Keswick
Chairman

26th February 2003

Jardine Matheson Group

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

Jardine Strategic

A listed company holding significant Group interests, including 51% of Jardine Matheson, together with smaller stakes in businesses with existing or potential links with the Group. (79%)

(Attributable interests of Jardine Matheson as at 6th March 2003)

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

Dairy Farm

A leading listed pan-Asian retail group operating some 2,300 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (69%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 22 deluxe and first class hotels worldwide, including four under development. (72%)

CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 34% strategic stake in Astra, one of Indonesia's largest conglomerates. (50%)

(Attributable interests of Jardine Strategic as at 6th March 2003)

Managing Director's Review

A Good Performance

The quality of our businesses and their ability to perform well in difficult markets have enabled the Group to produce a 41% increase in underlying profit and a 46% increase in earnings per share despite the prevailing economic uncertainty. This increase was built on improved results from a majority of our businesses, and in a number of cases demonstrated the ability of management to reshape their operations and eliminate cost. Opportunities were also taken to use the Group's financial strength to make investments, including share repurchases, and in some instances to rationalize the business interests where it was felt that value should be realized.

As International Financial Reporting Standards do not currently enable us recognize the market value of leasehold properties within the financial statements, we are again producing supplementary financial information that incorporates such values. The additional disclosures more accurately reflect the way management measures the performance of the Group and provides shareholders with a clearer indication of the true strength of our balance sheet.

Reshaping Southeast Asian Interests

A series of initiatives were undertaken to reshape Group interests in Southeast Asia. A US$137 million Partial Offer for Cycle & Carriage enabled Jardine Strategic to increase its interest to over 50%. Jardine Strategic also made a 'chain principle' offer for the minority interests in Cycle & Carriage's 60%-held subsidiary, MCL Land. The acceptances received were subsequently acquired by Cycle & Carriage, helping it to increase its interest in MCL Land to 66%.

The Partial Offer for Cycle & Carriage was itself in response to the strategic decision made by EON, in which the Group has a 19% stake, to focus on its core Malaysian motor retail operations. To help achieve this goal EON decided to divest its 21% shareholding in Cycle & Carriage, part of which was acquired by Jardine Strategic in the Partial Offer, and to list its banking operation. EON intends to distribute to its shareholders its remaining Cycle & Carriage shares.

The complex financial restructuring necessary to reduce the burden imposed on Cycle & Carriage's associate, Astra, by its foreign currency debt was successfully achieved. Creditor approval was received in December 2002, and Astra's shareholders subsequently endorsed the proposals, which included a US$158 million equivalent rights issue in January 2003. Cycle & Carriage participated fully in the issue, and used the opportunity to increase its stake in Astra to over 34%.

The effect of these actions has been to consolidate the Group's interest in Cycle & Carriage, while maintaining its status as one of Singapore's principal listed companies. Cycle & Carriage has, in turn, given full support to the restructuring of Astra's balance sheet, and is well placed to support Astra's development as a major Indonesian company with a potentially outstanding future.

Business Initiatives

Our primary goal remains the maximization of value in our core businesses. This must always be set against a background of sound finances and it is important that we concentrate our resources where we see the best investment opportunities.

During the year further purchases of shares in Group companies were made where we considered that such purchases offered good potential for growth and an immediate enhancement of earnings or net asset value per share. Through a combination of share buy-backs and share purchases, the Company's interest in Jardine Strategic rose to 79%. Jardine Strategic has also increased its interests. It now holds 69% of Dairy Farm following that company's 10% share repurchase tender offer, as well as 72% of Mandarin Oriental and 50% of Cycle & Carriage.

Group Share Interests
(%)


100
90
80
70
60
50
40
30
20
10
0
98
99
00
01
02
Jardine Strategic
Mandarin Oriental
Dairy Farm
Jardine Matheson
Cycle & Carriage
Hongkong Land
Jardine Lloyd
Thompson

Attributable interests of non wholly-owned affiliates as at 31st December

Hongkong Land continues to invest in its core Central District property portfolio to maximize the value of its assets and maintain their status as the premier office location in Hong Kong. Chater House set new standards of excellence when it opened mid-year, and the recently announced renovation of the Landmark complex will significantly enhance the attraction of Central as a business and leisure destination. Elsewhere, the company's residential development in Beijing has attracted good pre-sale demand for the first phase, while in Singapore its joint venture development with Cheung Kong and Keppel Land, One Raffles Quay, has commenced construction.

Significant progress was made by Dairy Farm in developing its Giant hypermarket concept in Malaysia, Singapore and, beginning in 2002, Indonesia. It plans to repeat the success achieved by its reformatted Hong Kong health and beauty stores elsewhere in Asia, and has recently established a joint venture foothold in Korea. The group continues to grow its convenience store chain in Southern China, almost doubling its size to 127 outlets in 2002, while evolving the format to meet local consumer demand.

Mandarin Oriental's development programme, aimed at achieving some 10,000 rooms under management, remains on track. The latest New York hotel is scheduled to open in the second half of the year, followed by Washington in 2004 and Tokyo in 2006. The group is also planning an additional niche luxury hotel for Hong Kong. The strength of the Mandarin Oriental brand is increasingly attractive to hotel owners, providing the group with a range of management opportunities for its award-winning product.

Within Jardine Pacific, its interest in the Jardine Salmat joint venture in Asia was exchanged for a direct 4% shareholding in Salmat Holdings, its Australian partner, and the opportunity was taken after the year end to combine the group's logistics operations with BALtrans, a Hong Kong-listed company, in exchange for a 20% shareholding in the enlarged entity. Initiatives are being pursued elsewhere in Jardine Pacific, including a new security business in Hong Kong, the development of its property management business, EastPoint, and the expansion of its Jardine Schindler joint venture into Korea.

Jardine Motors Group continues to refocus its operations as it adapts to changing structures within the global motor retailing sector. The rationalization of its UK motor businesses is nearing completion as it exits under-performing dealerships and works alongside manufacturers to optimize the potential of its ongoing operations. Its Hong Kong business is developing a growing network of service centres in Southern China.

Jardine Lloyd Thompson's emphasis in a year of abnormally tight insurance markets has been on building skilled teams and increasing its market share. The successful development of new business and continued investment in people will enable it to meet the ambitious targets that the company has set itself.

The strengthening of the Group's relationship with Cycle & Carriage and, in turn, its increased investment in Astra have been important developments. Astra offers Cycle & Carriage significant exposure to the growth potential of several Indonesian markets, although economic conditions there are expected to remain fragile. Cycle & Carriage's aim as a supportive shareholder is to help Astra cement its position as one of Indonesia's best-managed diversified companies.

Benefiting from China

China is forecast to maintain its powerful economic performance, making it one of the leading contributors to world GDP growth. This will have a positive effect on the Group in a number of ways. Our important market of Hong Kong will benefit from its role as a conduit for overseas capital to and exports from Mainland Chinese enterprises, and from increasing tourism from the Mainland. We also expect to see a growing maturity in China's domestic markets, facilitated by China's entry into the WTO. This will benefit our businesses operating in Mainland China as they see rising demand for their goods and services. While our approach to business in China is long term, we have set ourselves a realistic goal of achieving acceptable levels of profitability within a five-year time frame.

The Right People

In a Group as broad as Jardine Matheson it is the quality of our people and the effective utilization of their talents that will determine the measure of our success over the longer term. We believe in training and development at all levels to ensure our people are always in a position to meet the challenging business environment. We provide clear guidance as to the standards we require to be met, both in commercial targets and in ethical conduct.

The importance we place on our values has been highlighted in the Group's Pride in Performance awards, a Group-wide business award programme which was instigated last year. The awards are designed to recognize and reward those teams that through their energy and enterprising spirit produced significant and sustainable benefits to their business. The winner of the 2002 award was Mannings Hong Kong, the Dairy Farm health and beauty store chain that over a three-year period repositioned its offering and made significant gains in market share and profitability.

The Future

We are fortunate in that our businesses are primarily market-leading operations supported by strong management teams and sound finances. While there are tensions in the world today that could result in significant business disruption and loss of confidence, the Group is maintaining a strategy of steady growth designed to enhance shareholder returns over the longer term.

Percy Weatherall
Managing Director

26th February 2003

With a clear competitive advantage in the form of a state of the art Signal Monitoring Centre, the JEC Security and Fire Systems Division is an enterprising move to re-enter a market where there is scope to become a major player.

Jardine Pacific

Jardine Pacific represents a significant number of the Group's non-listed interests in the Asia-Pacific region. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.

With Hong Kong's economy continuing in the doldrums, and many others within the region similarly weak, Jardine Pacific did well to increase its underlying net profit in 2002 by 5% to US$81 million.

Shareholders' funds stood at US$471 million at the end of the year, a reduction of 10% following the payment of US$139 million in dividends to the parent company. The return on average shareholders' funds, excluding non-recurring items, rose to 16%, up from 14% in 2001. Net borrowings at the end of the year stood at US$156 million, giving a gearing of 32%.

The weakness of the Hong Kong economy is holding back a number of businesses from achieving further growth in 2003, particularly in the construction sector, but most are well placed to grow again when conditions improve.





The following is summary financial information of the larger businesses in this portfolio:

	Underlying net profit		Shareholders' funds	
	2002 (US$m)	2001 (US$m)	2002 (US$m)	2001 (US$m)
EastPoint	3	–	9	7
Gammon Skanska	12	13	54	61
HACTL	23	17	102	110
Jardine Aviation Services	7	6	12	14
Jardine Engineering Corporation	8	14	60	67
Jardine Logistics	(6)	(5)	4	10
Jardine OneSolution	2	4	36	64
Jardine Property Investment	5	6	144	160
Jardine Restaurants	8	8	11	14
Jardine Schindler	11	11	21	15
Jardine Shipping Services	6	5	11	11
Pacific Finance	3	2	32	31
Other	12	8	68	80
	94	89	564	644
Corporate	(13)	(12)	(93)	(120)
	81	77	471	524

- Profit growth achieved despite weak economic environment
- Strong result at HACTL with 20% growth in throughput
- Mixed performances elsewhere

The 20% increase in tonnage throughput at Hong Kong's Chek Lap Kok airport enabled HACTL to enjoy a record year, achieving 1.9 million tonnes for the first time. Jardine Aviation Services continued to perform well in Hong Kong following the exit from its unprofitable Australian operations and a number of other minor businesses. Jardine Shipping Services produced another excellent return on capital, despite weak shipping rates.

Gammon Skanska experienced a 31% decline in its order book due to exceptionally low levels of activity in the private building sector. Cost saving initiatives and some profitable contracts limited the fall in contribution in 2002 to 6%, but its performance will be further impacted in 2003.

Jardine Schindler's order intake remained stable, and its maintenance portfolio grew by over 900 units. Jardine Engineering Corporation had a difficult year, despite good results from the Trane joint ventures. A new fire and security surveillance division was established following the sale of the Chubb business in 2000.

Jardine OneSolution continued to face an environment of weak corporate IT spending, however, it remained profitable by making significant cuts in its head-count and corporate overhead. Jardine Restaurants had a rather better year with a strong result from Pizza Hut Taiwan offsetting the effects of a difficult Hong Kong fast food market.


50
54
93
77
81
98
99
00
01
02

Underlying Net Profit
(US$ million)


7
8
16
14
16
98
99
00
01
02

Return on Average
Shareholders' Funds* (%)

*Excluding non-recurring items

In its first full year as an independent company, following its de-merger from Colliers Jardine, EastPoint property management produced a good performance. Lower interest rates and a reduction in personal finance loans reduced the negative impact on Pacific Finance of the difficult lending environment in Hong Kong. Jardine Property Investment continued to maintain its yield, but saw a further reduction in the overall value of its portfolio.

Jardine Logistics increased its turnover during the year, but weak shipping rates resulted in higher losses. It was, therefore, decided to merge the business with that of Hong Kong-listed freight-forwarder, BALtrans, to achieve operating synergies. The transaction was completed in January 2003 with Jardine Pacific retaining a 20% interest in the enlarged business.

In further refinements to Jardine Pacific's portfolio, IKEA in Hong Kong and Taiwan was sold to Dairy Farm for US$27 million producing a profit on sale of US$11 million. The 50% stake in Jardine Salmat was also exchanged for a 4% stake in Salmat Holdings, the Australian joint venture partner.

The earnings from Jardine Pacific's other businesses were enhanced by some strong performances, most notably its Wines and Spirits and sugar interests. Central overheads remained low due to offsetting credits arising from group pension schemes and deferred tax credits. The central finance cost fell, despite higher borrowings, with the benefit of lower interest rates.




Mercedes-Benz

The Zung Fu Service Centre in Zhong Shan is state of the art technology at work in Southern China. The Centre is built according to the Mercedes' latest Autohaus concept that combines functionality with clean and precise procedures.

Jardine Motors Group

Jardine Motors Group is engaged in the distribution, sales and service of motor vehicles and in related activities including financing and contract hire. It has operations in Asia, the United Kingdom and the United States.

- Demand for new E-Class in Hong Kong partially offsets margin reduction
- Further restructuring costs in the United Kingdom
- Progress continues in Southern China service network



Jardine Motors Group achieved an underlying net profit of US$39 million, down 23% following a reduced profit in Hong Kong and additional restructuring costs in the United Kingdom. A net profit of US$19 million reflects the non-cash effect of charges for cumulative exchange translation differences arising from the sale of the group's interests in France and closure costs in India.

In Hong Kong, Zung Fu's sales held up reasonably well in a particularly challenging market, although margins were reduced following a new franchise agreement with DaimlerChrysler. Mercedes-Benz remains the top-selling luxury car marque in Hong Kong, however, as evidenced by the successful launch of the new E-Class in the middle of the year. The business in Macau returned to growth following a revision of import duty

	Revenue		Underlying net profit		Shareholders' funds	
	2002 (US$m)	2001 (US$m)	2002 (US$m)	2001 (US$m)	2002 (US$m)	2001 (US$m)
Hong Kong and Mainland China	250	283	34	44	85	115
United Kingdom	1,335	1,289	–	5	81	70
France	49	595	(1)	1	–	58
United States	341	340	5	1	17	12
	1,975	2,507	38	51	183	255
Corporate and other interests	–	–	1	–	104	92
	1,975	2,507	39	51	287	347



3,556
2,807
2,550
2,507
1,975
98*
99
00
01
02

Revenue (US$ million)

*Including the Polar Motor Group which became a joint venture in late 1998



36
21
26
51
39
98
99
00
01
02

Underlying Net Profit (US$ million)



131,817
160,962
168,550
165,545
114,654
98
99
00
01
02

Total Vehicle Sales* (units)

*Including associates and joint ventures



regulations to ensure the consistent treatment of all imports, and it is encouraging that a similar measure is under active consideration in Hong Kong. After-sales performance remained strong and further cost reductions were achieved.

There was a positive contribution from Southern China where the Mercedes-Benz distribution joint venture increased deliveries and Zung Fu expanded its service centre network. The contribution from Tunas Ridean, the 34%-held Indonesian associate, increased as it benefited from a stronger Rupiah.

In the United Kingdom, the Lancaster dealerships produced improved trading results in a strong market, but the overall result suffered from further costs in restructuring the property portfolio and the exit from a shared services business. The Polar Motor Group, a joint venture with Ford, recorded a lower contribution following a reduction in new-car gross margins. Appleyard Vehicle Contracts, the contract hire joint venture, produced a satisfactory performance. A resilient luxury car market in the United States produced steady volumes and increased profit in what had been projected to be a difficult year.

In 2003 Jardine Motors Group will focus on further strengthening the quality of its customer service in Hong Kong, expanding its network in Southern China and improving performance at its UK operations.

	2002 (£m)	2001 (£m)	Change (%)
Turnover	388	350	11
Profit before tax, exceptional items and goodwill amortization	102	84	21
Earnings per share before exceptional items (pence)	34.1	27.6	24

JARDINE LLOYD THOMPSON
Group plc

Jardine Lloyd Thompson is a leading international provider of risk solutions and insurance services. The listed company combines specialist skills in the London insurance market with an international network.






232
251
287
350
388
98
99
00
01
02

Turnover (£ million)


59
64
71
84
102
98
99
00
01
02

Profit Before Tax, Exceptional Items and Goodwill Amortization (£ million)

- Record profit achieved with strong growth in Risk & Insurance
- Employee Benefits to gain from new business pipeline
- Favourable market conditions forecast to continue

Jardine Lloyd Thompson achieved record profits again in 2002, reflecting a combination of organic growth, new business wins and efficiently managed operations. The harder insurance market conditions also contributed as clients turned to JLT for solutions to their insurance needs. Turnover in 2002 was £388 million, an increase of 11%, and profit before tax, exceptional items and goodwill amortization grew by 21% to £102 million, based on UK accounting standards.

In both of the group's main operating areas, Risk & Insurance and Employee Benefits, very creditable results were achieved against the background of demanding operating environments. Risk & Insurance again produced record results for JLT, with new business providing most of the growth impetus; revenue grew by 16% to £314 million. Its Risk Solutions business performed exceptionally well, as did Australasia, Asia, Canada and the United Kingdom.

The revenue contribution from Employee Benefits was flat at £75 million due to a fall-off in its pension review business in the United Kingdom, however, this masked the strong growth in actuarial, consulting and pension administration.

Revenue from long-term contracts won in 2002 is beginning to flow, and is expected to show in the results from 2003. There is also a strong new business pipeline, which will contribute the ambitious targets that JLT has set.

JLT has a strong balance sheet and a highly professional and dedicated workforce. The significant potential of its two core business sectors, Risk & Insurance and Employee Benefits, provides the opportunity for continued growth notwithstanding the prevailing uncertain economic and market conditions.

Jardine Lloyd Thompson's head office design was developed with an enterprising view of new ways of creating a working space. Open, dynamic, not conservative, which is a reflection of the way that their people are now tackling business.





Hongkong Land

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property and infrastructure projects in Asia.



	2002 (US$m)	2001 (US$m)	Change (%)
Operating profit excluding non-recurring items	283	290	(2)
Underlying net profit	192	213	(10)
Net asset value per share (US$)	2.23	2.72	(18)







A green haven to call home — Hongkong Land's Central Park residential development is an oasis of serenity in the heart of Beijing. The 20,000 square metre People's Park on the south side gives Central Park an unsurpassed greenery rate of over 40%.

Hongkong Land's average rents and occupancy levels were under pressure in 2002 as demand remained weak, but the company increased its share of leasing transactions in Central as tenants saw good value in its quality locations and buildings. Underlying earnings for 2002 fell by 10% to US$192 million as net rental income fell by 2% and financing charges rose because of the higher levels of net debt.

The group's annual investment property valuation led to a net valuation deficit of US$988 million, which was charged to the profit and loss account under the International Financial Reporting Standards. This was the main factor in the 18% reduction of shareholders' funds to US$4,957 million, which led to a similar decline in net asset value per share to US$2.23.

Despite the downturn in Hong Kong's office sector, the group continues to invest in its core portfolio. Its new property, Chater House, was successfully completed in 2002, and the anchor tenants in both office and retail were operating before the year end. The renovation of its Alexandra House retail podium is under way, and is expected to be complete and substantially let before the end of 2003. Preparations have also begun for a major renovation of the Landmark complex in the heart of Central. Such projects, each of which adds incremental revenue, are designed to maximize the value of the group's prime assets.

In Singapore, construction of the joint venture development, One Raffles Quay, is well under way, while the wholly-owned One Raffles Link remains fully let and commands a rental premium. Hongkong Land also continues to invest in its residential property business, and progress was made in the construction of Phase I of Central Park in Beijing and of the Belcher's Street site in Hong Kong.

As Hongkong Land's strategy is to focus on its core property businesses, the decision was made to selectively dispose of assets in its infrastructure portfolio over time.

In the near term, rentals and values in the group's core Hong Kong property portfolio will continue to experience downward pressure. However, the medium-term outlook remains favourable with no significant supply in Central from 2004 onwards.


14.65
10.48
9.11
8.94
8.64
370
98
265
99
230
00
213
01
192
02

Underlying Net Profit (US$ million)

— Underlying Earnings per Share (US¢)


2.01
98
2.07
99
2.91
00
2.72
01
2.23
02

Net Asset Value per Share (US$)


8.02
98
7.20
99
5.93
00
5.63
01
5.44
02

Hong Kong Portfolio Average Office Rent (US$ per sq. ft per month)



- Weak demand in Hong Kong office market
- Chater House completed and 53% let
- Remainder of the Central Portfolio 93% let
- Plans announced for improvement of the Landmark



	2002 (US$m)	2001 (US$m)	Change (%)
Sales from continuing operations	2,987	2,802	7
Underlying net profit	102	33	100+
Cash flows from operating activities	286	158	81

Dairy Farm, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates some 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.



Dairy Farm's results achieved a significant improvement from a broadly based increase in earnings despite difficult economic conditions. In 2002, the underlying profit in its continuing operations rose by US$69 million to US$102 million. The result was built on a 7% increase in sales, including associates, to US$4 billion, combined with an overall reduction in the costs.

Dairy Farm has a strong balance sheet and businesses that are well tailored to their individual markets. Its priority is to build its existing operations, with particular emphasis on expanding hypermarkets in Southeast Asia and on the development of businesses in China. To this end, the group sold its subsidiary in New Zealand producing a gain of US$231 million.

The Southeast Asian operations achieved a substantial increase in profit in 2002, largely due to the improved performances in Singapore and Malaysia. Six hypermarkets were opened in Southeast Asia during the year, including the first two in Indonesia. Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year, and the performance of Wellcome Hong Kong also improved as the business continued its turnaround.


ENDAH
TIAP HARI
LOWER PRICES
VARIETY VALUE
Giant

Giant Klang hypermarket in Mal typifies Dairy Farm's rapidly developing hypermarket business model and concept in Southeast Asia. Its objective is to meet the demand for a big, value-based shopping experience, while respecting the individuality of the local markets.

The expansion of the 7-Eleven network in Guangdong gathered pace, ending the year with 127 outlets, and, in Taiwan, Wellcome increased its stores through acquisition. In December, Dairy Farm entered the South Korean market through a joint venture to operate health and beauty stores. The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million.

Maxim's, the Hong Kong restaurant joint venture, produced an improved result and continued to expand its successful Starbucks franchise in Hong Kong, Macau and Shenzhen.

Dairy Farm repurchased some 10% of its share capital in 2002 and, in light of its continuing substantial net cash position of US$400 million, is proposing to offer a further return of value to shareholders by way of a tender offer to repurchase some 11% of its shares.

- Strong profit recovery
- Progress in all Hong Kong operations
- Good performances in Singapore, Malaysia and Taiwan
- Sale of Woolworths New Zealand completed


02 3,965
01 3,714
00 3,433
99 3,013
98 3,024

Sales from Continuing Operations (including Associates) (US$ million)


02 115
01 69
00 7
99 65
98 121

Underlying Profit Before Interest and Tax (US$ million)


02 149
01 145
00 220
99 379
98 269

Capital Expenditure and Investments (gross) (US$ million)



The latest move in Mandarin Oriental's enterprising strategy of global expansion will be the opening of the Mandarin Oriental, New York in late 2003. A signature property, it will be a luxurious city centre hotel which will feature breathtaking views of the city and Central Park.

MANDARIN ORIENTAL
THE HOTEL GROUP



Mandarin Oriental is an international hotel investment and management group with a portfolio of 22 deluxe and first class hotels worldwide, including four under development. The listed company holds equity in most of its hotels, which include Mandarin Oriental, Hong Kong and The Oriental, Bangkok.

Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of 2001 as occupancy levels in most of its key markets improved, but average room rates continued to suffer. Against this challenging environment, most of the group's hotels did well to maintain or improve their competitive position in their local market.

The company's consolidated profit before interest and tax for 2002 was US$55 million, an increase of US$15 million. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project. Net profit was US$19 million, compared with US$4 million in the previous year.

The group's hotels that had opened or re-opened over recent years achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, Mandarin Oriental's hotels have established market-leading positions that have been clearly recognized through industry awards.

Mandarin Oriental remains committed to its strategy of consolidating its position as one of the best global luxury hotel groups, and significant progress was made towards completion of its current investment programme. The group's new 251-room hotel in New York is scheduled to open in late 2003, and construction is also under way on its 400-room hotel in Washington D.C. for completion in 2004. Planning for a 171-room hotel in Tokyo is proceeding well with completion scheduled for 2006. The group will also manage a new 118-room niche luxury sector hotel in Hong Kong's Central District from 2005, which will complement the group's existing flagship, Mandarin Oriental, Hong Kong.

The luxury hotel industry continues to face considerable challenges and no early recovery can be expected. At the same time, the pre-opening expenses of the group's two new US hotels will negatively affect its results in 2003. Nevertheless, Mandarin Oriental's investment programme, combined with the effect of an upturn in the economy, will benefit it over the longer-term.






48
43
53
40
55
98
99
00
01
02

Underlying Profit Before Interest and Tax (US$ million)


346
255
135
120
78
98
99
00
01
02

Revenue per Available Room (US$)

- Mandarin Oriental Hyde Park, London
- The Mark, New York (from acquisition)
- Mandarin Oriental, Hong Kong
- The Oriental, Bangkok
- The Excelsior, Hong Kong

	2002 (US$m)	2001 (US$m)	Change (%)
Combined total revenue of hotels under management	548	528	4
Profit before interest and tax	55	40	36
Cash flows from operating activities	34	14	100+

- Profits improve as occupancy levels recover
- Room rates suffer from weak global economy
- New York and Washington developments on schedule



With an efficient production of one motorcycle every twenty seconds on each production lane by cycle time, Astra's Honda motorcycle plants are producing some 7,000 units of motorcycle everyday in Indonesia, capturing over 58% of the market share in the country.

CYCLE & CARRIAGE

Cycle & Carriage is a leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 34% strategic stake in Astra, one of Indonesia's largest conglomerates.


2,393
2,855
4,588
4,641
4,986
98
99
00
01
02

Revenue* (S$ million)

*Includes share of associates and joint ventures, including Astra from 2000

Cycle & Carriage, now 50.2%-held, achieved a satisfactory result in 2002 despite the generally weak economic environment in the region. In particular, Astra's performance benefited from strong demand and a strengthening of the Indonesian currency. Cycle & Carriage's underlying profit rose 57% to S$261 million.

Net profit grew by 92% to S$231 million. The result benefited from a gain recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and deferred tax asset write-offs.




107
98
173
166
261
98
99
00
01
02

Underlying Net Profit (S$ million)

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits, but the agreement reached for DaimlerChrysler to take over the Mercedes-Benz distribution rights from January 2003 will have an adverse impact on future profitability.


5.03
5.36
3.02
3.38
4.28
98
99
00
01
02

Net Asset Value per Share (S$)



	2002 (S$m)	2001 (S$m)	Change (%)
Revenue (including share of associates and joint ventures)	4,986	4,641	7
Underlying net profit	261	166	57
Shareholders' funds	1,035	806	28

- Underlying profit up 57% due mainly to equity-accounted Astra earnings
- Balance sheet recovery at Astra, but no dividend yet
- Singapore Motors affected by weak market
- Good result from property interests

The contribution from property, excluding exceptional items, increased from S$14 million to S$40 million. There was a good increase in the earnings of 66%-held MCL Land arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, with particularly strong growth in motor cycles, while its agribusiness grew significantly due to the escalation in crude palm oil prices. In December 2002, Astra's creditors approved the restructuring of its debt, which was followed in January 2003 by a S$280 million rights issue, in which Cycle & Carriage participated to the extent of S$135 million. This, together with market purchases, has enabled it to increase its stake in Astra to over 34%.

Cycle & Carriage's performance will continue to be influenced in 2003 by the unsettled economic conditions, and the level of its attributable profit will also be affected by the value of the Indonesian Rupiah.





The Jardine Foundation aims to assist scholars who have the potential to become outstanding citizens with a high commitment to the community.


Launching Ceremony

'Health in Mind' launched as one of the MINDSET initiatives to meet the pressing need of enhancing the awareness of mental health for Hong Kong youth.

Mindset

On Mental Health from the Jardine Ambassadors

People and the Community

Supporting our People

Among the many ways that we support our people is with a wide range of management training and development programmes offered to all Group companies. A good example is the central recruitment of graduates who attain a Chartered Institute of Management Accountants (CIMA) qualification at the end of their first three years with the Group; an approach that brings a rare balance of management breath and financial depth, and readies them for leadership positions. Another example is the Director Development Initiative, which provides senior operating managers with the opportunity to meet chief executives from some of the world's most admired companies.

Promoting Responsible Corporate Behaviour

The Group operates to strict ethical standards that are set out in its Code of Conduct. This Code requires that all Group businesses comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. It also requires that all managers be fully aware of their obligations under the Code and establish procedures to ensure compliance at all levels within their organizations. The insistence on strict adherence to the Code of Conduct is welcomed by Group employees as it provides clear guidelines within which they can operate.

Recognizing Success

In 2002 the Group launched its Pride in Performance awards programme to recognize and reward those business units that embody Jardines' core values – The Right People, Enterprise, Energy and Performance - and achieve outstanding performance that produces sustained positive contributions. The 2002 Pride in Performance award went to Mannings Hong Kong - Dairy Farm's health and beauty retail chain, which had produced impressive sales and profit growth through a major repositioning programme. Merit awards were presented to United Terminal Taiwan and IKEA Hong Kong for their turn-around performances.

In addition to in-house recognition, Group companies received a range of international and local awards in 2002 that recognized the high quality of their businesses. These included numerous coveted awards for Mandarin Oriental's hotels around the world; Best New Entrant of the Year Award presented by the Singapore Retailers Association for Dairy Farm's Giant hypermarket; green construction awards for Gammon Skanska; Cisco Partner Performance Award for Jardine OneSolution; a second consecutive win for Jardine Lloyd Thompson Asia in the Insurance Broker for the Year Award; an eighth consecutive win for Pizza Hut Hong Kong in the Hong Kong Retail Management Association's annual Service & Courtesy Award; and the United States Urban Land Institute Award for Excellence for Hongkong Land in Singapore.

Having the Right People is the most important factor in Jardines' success – peopl[illegible] the flexibility and enterprising spirit needed to grow [illegible] into market leaders.



Providing Expertise

Many Group executives serve on external management boards and professional, regulatory and advisory bodies to provide their insight, expertise and knowledge. These activities are encouraged, as they contribute to the development of the communities and the business sectors in which the Group operates.

Encouraging Higher Education through the Jardine Foundation

In 2002, a further five students from Hong Kong were supported in their studies at Oxford and Cambridge universities in the United Kingdom when they received scholarships from the Jardine Foundation. Scholars are chosen for their academic ability and potential, leadership qualities and community participation. Since its establishment in 1982, the Foundation has granted scholarships to 82 students from Bermuda, Hong Kong, Mainland China, Japan, Malaysia and Singapore. (www.jardine-foundation.org)

Contributing to the Community

The Jardine Matheson Group plays an active role in the wider communities in which our businesses operate, and we are proud of the strong tradition of commitment of our people. While there were a range of philanthropic activities in all our businesses, two particular areas are worthy of mention in 2002 – the Jardine Ambassadors and MINDSET.

Since 1982, the Group has been a significant contributor to social welfare causes through its Jardine Ambassadors Programme, which brings together young and enthusiastic executives from all parts of the Group in Hong Kong in a programme of personal development that benefits the community, the Group and the Ambassadors themselves. (www.jardine-ambassadors.com)

Mindset

A major new initiative – MINDSET – was launched in Hong Kong in June 2002 on the occasion of the 20th anniversary of the Ambassadors programme. MINDSET aims to focus the bulk of the Group's philanthropic activities towards supporting mental health-related organizations and projects, and in doing so hopes to change people's attitudes about mental health issues by raising awareness and understanding. Participating Group companies include Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Motors Group, and most companies within Jardine Pacific. (www.mindset.org.hk)

Under MINDSET, the Ambassadors are addressing two key areas: education & prevention, and re-integration. The Education & Prevention Group is working on a major project with the Hospital Authority in Hong Kong to launch a two-year youth mental health promotion programme, 'Health in Mind', designed to create a greater understanding of mental health issues in schools. The Re-integration Group has organized patient support activities in conjunction with two specialist hospitals in Hong Kong, while in Southern China, financial support was given to the Guangdong Special Children Parent Club which provides support and information to mentally or physically disabled children and their families.

Financial Review

Accounting Policies

The Directors continue to review the appropriateness of the accounting policies adopted by the Group having regard to developments in International Financial Reporting Standards ('IFRS'). Two specific policies have been considered in detail – the valuation of Group properties, including those occupied by businesses but held under leaseholds, and the depreciation of fixed assets used in the business, particularly hotel buildings.

The Group has historically revalued all its properties, whether freehold or leasehold, but, under current IFRS, the ability to carry leasehold properties at a valuation is not permitted. As was explained in the 2001 annual report and on page 34, the Group does not believe that this restriction is appropriate and accordingly the Group has presented supplementary financial information reflecting the revaluation of all properties held on leases. The Group is pleased that the International Accounting Standards Board ('IASB') is now reconsidering this and has proposed that, if leasehold properties are classified as investment properties, they will allow them to be carried at market valuation. The Group would encourage the IASB to consider further changes so that other leasehold properties such as hotels, which have many of the characteristics of an investment property, can also be carried at market valuation.

The Group's policy, as noted above, has been to revalue all properties, including hotels, regularly and, as it also maintains its hotel buildings to a high standard, it has not recorded any depreciation each year on hotels. Given the restriction described above to carrying leasehold hotels at a valuation, and the proposals included in the IAS improvements project regarding rebasing depreciation each year based on current residual values of the assets, the Group has deferred any decisions on the depreciation of hotels and the valuation of leaseholds until this review project is completed.

The figures included in this review are based on the supplementary financial information unless otherwise stated.

Summarized Cash Flow

	2002 US$m	2001 US$m
Operating cash flow of subsidiary undertakings	**385**	157
Dividends from associates and joint ventures	**209**	200
Operating activities	**594**	357
Capital expenditure and investments	**(64)**	(124)
Cash flow before financing	**530**	233

Results

Underlying earnings per share increased 46% to US¢67.40 reflecting a 41% increase in underlying profit, and the full year impact of the repurchase of own shares in 2001 and the purchase of a further 0.6% during the year. The overall result was negatively impacted by a deficit on the revaluation of investment properties in Hongkong Land which is required to be charged to the profit and loss account, partly offset by a profit on sale of Woolworths by Dairy Farm.

Underlying operating profit increased by 22%, mainly due to a significantly improved performance by Dairy Farm, partly offset by a lower profit in Jardine Motors Group. The Group's share of the underlying results of associates and joint ventures increased by 40% due mainly to good performances by Jardine Lloyd Thompson, Cycle & Carriage and Jardine Pacific's associates.

The underlying effective tax rate for the year was 25% compared with 30% in 2001.

On an IFRS basis, the net profit for the year was US$352 million and underlying earnings per share were US¢62.82.

Dividends

The Board is recommending a final dividend of US¢22.20 per share giving a total dividend of US¢30.00 per share for the year. The dividends are payable in cash with a scrip alternative.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$594 million, an improvement of US$237 million on the previous year mainly due to a significant improvement in the operating profit of Dairy Farm, a decrease in working capital and lower net financing charges. Capital expenditure for the year before disposals amounted to US$667 million and included US$241 million for the purchase of tangible assets of which US$118 million related to Dairy Farm. The Group invested US$402 million in increasing its shareholdings in Group companies. The sale of Woolworths and Cica improved cash flow by US$276 million and US$73 million respectively.

During the year, the Company repurchased some 0.6% of its own shares through market transactions at a cost of US$21 million.

Asset Valuation

As described above, the Group's share of the deficit arising from the annual professional revaluation of investment properties in Hongkong Land amounted to US$314 million which has been charged to the profit and loss account. The Group's other properties were also revalued at the year end resulting in a net deficit of US$5 million.

The value of the Group's other investments were remeasured at their fair values at the year end, giving an attributable net deficit of US$98 million which was recognized directly in reserves.

Audit Committee

The Audit Committee comprises Simon Keswick (Chairman), R.C. Kwok and C.G.R. Leach.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit department. The Committee reviews the operation and effectiveness of the Group's internal controls and procedures. Jardine Matheson executive Directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Net Debt and Capital Employed
(US$ million)


6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
Net debt
Capital employed

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Funding

At the year end, undrawn committed facilities exceeded US$1,400 million. In addition, the Group had available liquid funds in excess of US$1,200 million. Overall net borrowings, which included US$342 million related to Cycle & Carriage, decreased marginally to US$1,631 million, representing 36% of capital employed.

Norman Lyle
Group Finance Director

26th February 2003

Directors' Profiles

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall joined the Board in 1999 and was appointed as Managing Director in 2000. He has been with the Group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

Brian Keelan
GROUP STRATEGY DIRECTOR

Mr. Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Cycle & Carriage, Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and MCL Land. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Norman Lyle
GROUP FINANCE DIRECTOR

Mr. Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Ltd, Dairy Farm and Jardine Strategic. He is also chairman of the British Chamber of Commerce in Hong Kong.

A.J.L. Nightingale
CHAIRMAN OF CYCLE & CARRIAGE, JARDINE MOTORS GROUP, JARDINE PACIFIC AND MCL LAND

Mr. Nightingale joined the Board in 1994 and has been with the Group since 1969. He is chairman of Cycle & Carriage, Jardine Motors Group, Jardine Pacific and MCL Land. He is also a director of Jardine Matheson Ltd, Cycle & Carriage Bintang, Edaran Otomobil Nasional and Hap Seng Consolidated; and a commissioner of Astra. Mr. Nightingale is the deputy chairman of the Hong Kong General Chamber of Commerce.

James Watkins
GROUP GENERAL COUNSEL

Mr. Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr. Watkins is a director of Jardine Matheson Ltd, Dairy Farm and Mandarin Oriental.

Jenkin Hui

Mr. Hui joined the Board in January 2003. He is a director of Hongkong Land, Jardine Strategic, Central Development and a number of property and investment companies.

Simon Keswick*

Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1973. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

R.C. Kwok*

Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C.G.R. Leach*

Mr. Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also a trustee of the British Library.

Dr Richard Lee

Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Hongkong Land and Mandarin Oriental.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
9,413	**7,398**	1	Revenue	**7,398**	9,413
(7,079)	**(5,500)**		Cost of sales	**(5,499)**	(7,077)
2,334	**1,898**		Gross profit	**1,899**	2,336
172	**157**		Other operating income	**157**	172
(1,654)	**(1,243)**		Selling and distribution costs	**(1,242)**	(1,654)
(557)	**(463)**		Administration expenses	**(463)**	(557)
(91)	**(73)**		Other operating expenses	**(80)**	(92)
–	**231**	2	Net profit on disposal of Woolworths in Dairy Farm	**231**	–
38	**5**	3	Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
242	**512**	4	Operating profit	**507**	243
(161)	**(117)**	5	Net financing charges	**(117)**	(161)
228	**339**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**389**	261
(88)	**–**	6	Impairment of assets in Cycle & Carriage	**–**	(88)
(4)	**(9)**		Decrease in fair value of investment properties	**(413)**	(246)
136	**330**	7	Share of results of associates and joint ventures	**(24)**	(73)
217	**725**		Profit before tax	**366**	9
(101)	**(129)**	8	Tax	**(130)**	(103)
116	**596**		Profit/(loss) after tax	**236**	(94)
(1)	**(244)**		Outside interests	**(162)**	52
115	**352**	31	Net profit/(loss)	**74**	(42)
US¢	**US¢**			**US¢**	US¢
		9	Earnings/(loss) per share		
29.79	**93.74**		– basic	**19.60**	(10.72)
29.56	**93.10**		– diluted	**19.47**	(10.72)
		9	Underlying earnings per share		
42.81	**62.82**		– basic	**67.40**	46.32
42.49	**62.39**		– diluted	**66.94**	45.97

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 34.

Consolidated Balance Sheet

at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
13	**4**	*10*	Goodwill	**4**	13
1,392	**1,411**	*11*	Tangible assets	**2,171**	2,141
13	**268**	*12*	Investment properties	**411**	163
440	**484**	*13*	Leasehold land payments	**–**	–
1,955	**2,300**	*14*	Associates and joint ventures	**3,027**	3,117
868	**509**	*15*	Other investments	**509**	868
26	**31**	*16*	Deferred tax assets	**31**	26
90	**89**	*17*	Pension assets	**89**	90
2	**13**	*18*	Other non-current assets	**13**	2
4,799	**5,109**		Non-current assets	**6,255**	6,420
–	**285**	*19*	Properties for sale	**285**	–
768	**894**	*20*	Stocks and work in progress	**894**	768
640	**694**	*21*	Debtors and prepayments	**694**	640
959	**1,273**	*22*	Bank balances and other liquid funds	**1,273**	959
2,367	**3,146**		Current assets	**3,146**	2,367
(1,625)	**(1,712)**	*23*	Creditors and accruals	**(1,712)**	(1,625)
(434)	**(580)**	*24*	Borrowings	**(580)**	(434)
(31)	**(52)**		Current tax liabilities	**(52)**	(31)
(23)	**(45)**	*25*	Current provisions	**(45)**	(23)
(2,113)	**(2,389)**		Current liabilities	**(2,389)**	(2,113)
254	**757**		Net current assets	**757**	254
(2,136)	**(2,282)**	*24*	Long-term borrowings	**(2,282)**	(2,136)
(59)	**(65)**	*16*	Deferred tax liabilities	**(78)**	(66)
(14)	**(13)**	*17*	Pension liabilities	**(13)**	(14)
(12)	**(24)**	*25*	Non-current provisions	**(24)**	(12)
(45)	**(30)**	*26*	Other non-current liabilities	**(30)**	(45)
2,787	**3,452**			**4,585**	4,401
			Capital employed		
153	**153**	*28*	Share capital	**153**	153
–	**–**	*30*	Share premium	**–**	–
2,515	**2,694**	*31*	Revenue and other reserves	**3,376**	3,501
(641)	**(670)**	*33*	Own shares held	**(670)**	(641)
2,027	**2,177**		Shareholders' funds	**2,859**	3,013
760	**1,275**	*34*	Outside interests	**1,726**	1,388
2,787	**3,452**			**4,585**	4,401

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 34.

Percy Weatherall
Norman Lyle
Directors

26th February 2003

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
2,286	**2,027**		At 1st January	**3,013**	3,469
			Revaluation of properties		
(4)	**22**	31	– net revaluation surplus/(deficit)	**(5)**	(44)
1	**(5)**	31	– deferred tax	**(5)**	1
			Revaluation of other investments		
(159)	**(98)**	31	– fair value losses	**(98)**	(159)
–	**5**	31	– transfer on change in attributable interests	**5**	–
(9)	**(110)**	31	– transfer to consolidated profit and loss account on disposal	**(110)**	(9)
			Net exchange translation differences		
(43)	**69**	31	– amount arising in year	**69**	(43)
15	**46**	31	– transfer to consolidated profit and loss account	**46**	15
			Cash flow hedges		
(14)	**(14)**	31	– fair value losses	**(14)**	(14)
9	**6**	31	– transfer to consolidated profit and loss account	**6**	9
(1)	**–**	31	– recognized in stocks and work in progress	**–**	(1)
1	**–**	31	– deferred tax	**–**	1
(204)	**(79)**		Net losses not recognized in consolidated profit and loss account	**(106)**	(244)
115	**352**		Net profit/(loss)	**74**	(42)
(103)	**(100)**	32	Dividends	**(100)**	(103)
2	**2**	29	Exercise of share options	**2**	2
28	**21**	32	Scrip issued in lieu of dividends	**21**	28
(88)	**(21)**	28	Repurchase of shares	**(21)**	(88)
2	**4**	31	Change in attributable interests	**5**	2
(11)	**(29)**		Increase in own shares held	**(29)**	(11)
2,027	**2,177**		At 31st December	**2,859**	3,013

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 34.

Consolidated Cash Flow Statement

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	2001 US$m
			Operating activities		
242	512		Operating profit	507	243
202	167	*35(a)*	Depreciation and amortization	165	200
(86)	(264)	*35(b)*	Other non-cash items	(257)	(85)
(2)	135	*35(c)*	Decrease/(increase) in working capital	135	(2)
37	18		Interest received	18	37
(187)	(126)		Interest and other financing charges paid	(126)	(187)
(49)	(57)		Tax paid	(57)	(49)
157	385			385	157
200	209		Dividends from associates and joint ventures	209	200
357	594		Cash flows from operating activities	594	357
			Investing activities		
(67)	(343)	*35(d)*	Purchase of subsidiary undertakings	(343)	(67)
(91)	(68)	*35(e)*	Purchase of associates and joint ventures	(68)	(91)
(21)	(14)		Purchase of other investments	(14)	(21)
(208)	(240)		Purchase of tangible assets	(241)	(209)
–	(1)		Purchase of investment properties	(1)	–
(1)	(1)		Leasehold land payments	–	–
(232)	384	*35(f)*	Sale of subsidiary undertakings	384	(232)
30	5	*35(g)*	Sale of associates and joint ventures	5	30
198	174	*35(h)*	Sale of other investments	174	198
51	29		Sale of tangible assets	29	51
–	9		Sale of investment properties	9	–
–	2		Sale of leasehold land	2	–
217	–		Disposal of Franklins' assets in Dairy Farm	–	217
(124)	(64)		Cash flows from investing activities	(64)	(124)
			Financing activities		
2	2		Issue of shares	2	2
(88)	(21)		Repurchase of shares	(21)	(88)
6	8		Capital contribution from outside shareholders	8	6
–	29		Grants received	29	–
6,238	6,488		Drawdown of borrowings	6,488	6,238
(6,687)	(6,608)		Repayment of borrowings	(6,608)	(6,687)
(53)	(59)		Dividends paid by the Company	(59)	(53)
(44)	(41)		Dividends paid to outside shareholders	(41)	(44)
(626)	(202)		Cash flows from financing activities	(202)	(626)
(16)	8		Effect of exchange rate changes	8	(16)
(409)	336		Net increase/(decrease) in cash and cash equivalents	336	(409)
1,318	909		Cash and cash equivalents at 1st January	909	1,318
909	1,245	*35(i)*	Cash and cash equivalents at 31st December	1,245	909

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 34.

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

(a) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's measurement currency.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 8 to 23.

(b) Financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties

IFRS do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 30 to 33 and page 47 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Changes in fair values of investment properties are recorded in the consolidated profit and loss account. Deferred tax is provided for changes in fair values based on the rate applicable to capital gains. Other leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and outside interests, and profit respectively.

(b) Associates are companies, not being subsidiary undertakings, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options by outside shareholders.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	up to $6^2/_3$%
Leasehold improvements	over period of the lease
Plant and machinery	5 – $33^1/_3$%
Furniture, equipment and motor vehicles	$6^2/_3$ – $33^1/_3$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. In respect of hotel properties, it is the Group's practice to maintain the properties in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the lives of these properties are sufficiently long and their residual values are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the hotel properties is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalized.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent valuers. Changes in fair values are recorded in the consolidated profit and loss account. As a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold buildings which are investment properties are carried at depreciated cost.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost plus an appropriate proportion of profit where sales agreements have been concluded, and after deducting progress payments and provisions for foreseeable losses. Profit is established by reference to the percentage of completion. Completed properties are stated at the lower of cost and net realizable value.

Stocks and Work in Progress

Stocks which principally comprise goods held for resale are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Contract work in progress is valued at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Pension Obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognized in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to any ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

Revenue

Revenue consists of the gross inflow of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Notes to the Financial Statements

prepared in accordance with IFRS

1 Revenue

	2002 US$m	2001 US$m
By business:		
Jardine Pacific	1,585	1,749
Jardine Motors Group	1,975	2,507
Dairy Farm	3,354	4,924
Mandarin Oriental	234	228
Cycle & Carriage	248	–
Other activities	2	5
	7,398	9,413
By geographical location of customers:		
Australasia	429	2,091
Continental Europe	60	605
Hong Kong and Mainland China	2,949	3,116
North America	596	567
Northeast Asia	494	501
Southeast Asia	1,460	1,181
United Kingdom	1,410	1,352
	7,398	9,413

Jardine Matheson is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results or assets.

Continental Europe is principally France. Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Net Profit on Disposal of Woolworths in Dairy Farm

In June 2002, Dairy Farm disposed of Woolworths, its New Zealand supermarket business, for US$285 million. The profit attributable to the Group, after tax and outside interests, amounted to US$122 million.

The results and net cash flows of this discontinued operation during the year are summarized below:

	2002 US$m	2001 US$m
Revenue	**367**	669
Cost of sales	**(271)**	(499)
Gross profit	**96**	170
Net operating expenses	**(79)**	(147)
Operating profit	**17**	23
Net financing charges	**(2)**	(4)
Profit before tax	**15**	19
Tax	**(4)**	(5)
Profit after tax	**11**	14
Cash flows from operating activities	**7**	41
Cash flows from investing activities	**(7)**	(17)
Cash flows from financing activities	**-**	(19)
Net cash flows	**-**	5

3 Net Gain on Disposal of Franklins' Assets in Dairy Farm

The liquidation of Franklins in Australia continued during the year, and the unused closure cost provision amounting to US$5 million was reversed in 2002. In 2001, the managed sell-down of the Franklins business realized net proceeds of US$217 million and the net gain attributable to the Group, after tax and outside interests, amounted to US$22 million.

The results and net cash flows of this discontinued operation in 2001 are summarized below:

	2001 US$m
Revenue	1,423
Cost of sales	(1,095)
Gross profit	328
Net operating expenses	(371)
Operating loss	(43)
Net financing charges	(10)
Loss before tax	(53)
Tax	–
Loss after tax	(53)
Cash flows from operating activities	(73)
Cash flows from investing activities	(12)
Cash flows from financing activities	37
Net cash flows	(48)

4 Operating Profit

	2002 US$m	2001 US$m
By business:		
Jardine Pacific	**11**	40
Jardine Motors Group	**37**	66
Dairy Farm	**73**	31
Mandarin Oriental	**45**	30
Cycle & Carriage	**7**	–
	173	167
Discontinued operations		
– Woolworths in Dairy Farm	**17**	23
– Franklins in Dairy Farm	**–**	(43)
Net profit on disposal of Woolworths in Dairy Farm	**231**	–
Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
Corporate and other interests	**86**	57
	512	242
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	**5**	8
Impairment of goodwill on acquisition of subsidiary undertakings	**–**	22
Depreciation of tangible assets	**159**	192
Impairment of tangible assets	**5**	16
Amortization of leasehold land payments	**3**	2
Impairment of leasehold land payments	**1**	2
Impairment of other investments	**(36)**	14
Operating expenses arising from investment properties	**3**	2
Directors' remuneration	**8**	7
Staff costs		
– salaries and benefits in kind	**819**	1,072
– defined benefit pension plans *(refer note 17)*	**27**	18
– defined contribution pension plans	**12**	18
	858	1,108
Operating leases		
– minimum lease payments	**344**	404
– contingent rents	**3**	10
– subleases	**(9)**	(17)
	338	397
Income from other investments	**(26)**	(26)
Rental income		
– investment properties	**(7)**	(6)
– other	**(10)**	(5)
	(17)	(11)
Fair value gain on conversion option component of 4.75% Guaranteed Bonds *(refer note 26)*	**(18)**	(51)

5 Net Financing Charges

	2002 US$m	2001 US$m
Interest expense		
– bank loans and advances	(63)	(135)
– bonds and other loans	(64)	(50)
	(127)	(185)
Interest income	19	33
Commitment and other fees	(9)	(9)
	(117)	(161)

6 Impairment of Assets in Cycle & Carriage

In April 2001, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra and concluded that the balance of goodwill arising on the acquisition of this investment was impaired. The impairment loss attributable to the Group, after tax and outside interests, amounted to US$65 million.

7 Share of Results of Associates and Joint Ventures

	2002 US$m	2001 US$m
By business:		
Jardine Pacific	83	65
Jardine Motors Group	9	–
Jardine Lloyd Thompson	46	35
Hongkong Land	41	57
Dairy Farm	34	34
Mandarin Oriental	10	9
Cycle & Carriage	116	28
	339	228
Impairment of assets in Cycle & Carriage	–	(88)
Decrease in fair value of investment properties	(9)	(4)
	330	136

Results are shown after amortization and impairment of goodwill *(refer note 14)*.

8 Tax

	2002 US$m	2001 US$m
Company and subsidiary undertakings:		
Current tax		
– charge for the year	47	47
– (over)/under provision in prior years	(1)	1
Deferred tax	(11)	(1)
	35	47
Associates and joint ventures:		
Current tax		
– charge for the year	85	53
– under provision in prior years	3	1
Deferred tax	6	–
	94	54
	129	101
By geographical area:		
Australasia	7	6
Continental Europe	2	2
Hong Kong and Mainland China	34	38
North America	11	11
Northeast Asia	5	2
Southeast Asia	61	34
United Kingdom	9	8
	129	101
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	96	55
Income not subject to tax	(22)	(17)
Expenses not deductible for tax purposes	52	69
Tax losses not recognized	32	25
Temporary differences not recognized	3	1
Utilization of previously unrecognized tax losses	(27)	(31)
Utilization of previously unrecognized temporary differences	(3)	(1)
Deferred tax assets written off	7	–
Recognition of previously unrecognized deferred tax assets	(8)	(4)
Recognition of previously unrecognized temporary differences	(1)	(2)
Under provision in prior years	2	2
Withholding tax	3	2
Other	(5)	2
	129	101

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9 Earnings Per Share

Basic earnings per share are calculated on net profit of US$352 million *(2001: US$115 million)* and on the weighted average number of 375 million *(2001: 387 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes *(refer note 29)*.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	**375**	387
Adjustment for shares deemed to be issued for no consideration	**3**	3
Weighted average number of shares for diluted earnings per share	**378**	390

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$74 million *(2001: net loss of US$42 million)* as shown in the supplementary financial information.

9 Earnings Per Share *(continued)*

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS **2002** US$m		Prepared in accordance with IFRS as modified by revaluation of leasehold properties **2002** US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties 2001 US$m
166	**236**	Underlying net profit	**253**	179
		Decrease in fair value of investment properties		
–	**–**	– Hongkong Land	**(314)**	(185)
(4)	**(7)**	– other	**(11)**	(4)
(4)	**(7)**		**(325)**	(189)
		Discontinued operations		
7	**5**	– net profit of Woolworths in Dairy Farm	**5**	7
–	**122**	– net profit on disposal of Woolworths in Dairy Farm	**122**	–
(24)	**–**	– net loss of Franklins in Dairy Farm	**–**	(24)
22	**3**	– net gain on disposal of Franklins' assets in Dairy Farm	**3**	22
5	**130**		**130**	5
		Sale and closure of businesses		
24	**–**	– Jardine Securicor	**–**	24
–	**(14)**	– Cica	**(14)**	–
(5)	**3**	– other	**3**	(5)
19	**(11)**		**(11)**	19
		Asset impairment		
(29)	**–**	– Jardine Pacific	**–**	(29)
(11)	**–**	– Jardine Motors Group	**–**	(9)
(22)	**(39)**	– Hongkong Land	**(16)**	(9)
(65)	**–**	– Astra	**–**	(65)
–	**28**	– Edaran Otomobil Nasional	**28**	–
(19)	**–**	– other	**–**	(19)
(146)	**(11)**		**12**	(131)
–	**(27)**	Realization of exchange losses*	**(27)**	–
1	**(4)**	Revaluation of properties and provision for onerous leases	**(4)**	1
51	**18**	Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**18**	51
22	**28**	Sale of investments	**28**	22
1	**–**	Other non-recurring items	**–**	1
115	**352**	Net profit/(loss)	**74**	(42)

*Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

10 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2002			
Net book value at 1st January	159	(146)	13
Exchange differences	2	–	2
Additions	57	(62)	(5)
Disposals	(3)	2	(1)
Amortization	(16)	11	(5)
Net book value at 31st December	199	(195)	4
Cost	291	(228)	63
Amortization and impairment	(92)	33	(59)
	199	(195)	4
2001			
Net book value at 1st January	181	(130)	51
Exchange differences	(2)	–	(2)
Additions	19	(25)	(6)
Amortization	(17)	9	(8)
Impairment charge	(22)	–	(22)
Net book value at 31st December	159	(146)	13
Cost	238	(166)	72
Amortization and impairment	(79)	20	(59)
	159	(146)	13

Additions during the year include reclassification of negative goodwill relating to Cycle & Carriage of US$13 million from associates and joint ventures.

The impairment charge in 2001 principally related to the write off of the balance of goodwill arising on the acquisition of businesses in Singapore and Malaysia by Jardine OneSolution in Jardine Pacific.

11 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2002						
Net book value at 1st January	488	325	222	182	175	1,392
Exchange differences	35	5	5	10	4	59
New subsidiary undertakings	39	38	1	10	9	97
Additions	79	–	51	43	50	223
Disposals	(72)	(9)	(32)	(62)	(25)	(200)
Depreciation charge	(3)	(3)	(54)	(40)	(59)	(159)
Impairment charge	(1)	–	(2)	–	(2)	(5)
Net revaluation surplus/(deficit)	(13)	17	–	–	–	4
Net book value at 31st December	**552**	**373**	**191**	**143**	**152**	**1,411**
Cost or valuation	555	373	500	392	499	2,319
Depreciation and impairment	(3)	–	(309)	(249)	(347)	(908)
	552	**373**	**191**	**143**	**152**	**1,411**
2001						
Net book value at 1st January	561	339	238	293	187	1,618
Exchange differences	(19)	(6)	(5)	(12)	(3)	(45)
New subsidiary undertakings	–	–	2	–	2	4
Additions	17	3	70	53	75	218
Disposals	(61)	–	(30)	(87)	(9)	(187)
Depreciation charge	(7)	(4)	(52)	(61)	(68)	(192)
Impairment charge	(2)	–	(1)	(4)	(9)	(16)
Net revaluation deficit	(1)	(7)	–	–	–	(8)
Net book value at 31st December	488	325	222	182	175	1,392
Cost or valuation	507	336	526	483	526	2,378
Depreciation and impairment	(19)	(11)	(304)	(301)	(351)	(986)
	488	325	222	182	175	1,392

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. Deficits on individual properties below depreciated cost of US$4 million *(2001: US$2 million)* and impairment losses of US$1 million *(2001: US$2 million)* have been charged to the consolidated profit and loss account. A net surplus of US$8 million *(2001: net deficit of US$6 million)* has been taken directly to property revaluation reserves. The amounts attributable to the Group, after tax and outside interests, are US$2 million, US$1 million and US$9 million respectively .

Freehold properties include additions in respect of a hotel property under development of US$32 million *(2001: nil)*, which are stated net of a grant of US$29 million *(2001: nil)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 24)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$814 million *(2001: US$709 million)*.

12 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2002			
Net book value at 1st January	4	9	13
Exchange differences	–	3	3
New subsidiary undertakings	133	129	262
Disposals	(10)	–	(10)
Net book value at 31st December	**127**	**141**	**268**
2001			
Net book value at 1st January	5	14	19
Exchange differences	(1)	–	(1)
Additions	–	1	1
Disposals	–	(6)	(6)
Net book value at 31st December	4	9	13

The freehold properties are revalued each year by independent professionally qualified valuers. The building component of leasehold properties are stated at depreciated cost.

13 Leasehold Land Payments

	2002 US$m	2001 US$m
Net book value at 1st January	440	432
Exchange differences	2	–
New subsidiary undertakings	19	–
Additions	31	17
Disposals	(4)	(5)
Amortization	(3)	(2)
Impairment charge	(1)	(2)
Net book value at 31st December	484	440
Owner-occupied properties	467	422
Properties held for investment purposes	17	18
	484	440

14 Associates and Joint Ventures

	2002 US$m	2001 US$m
Listed associates		
– Astra	181	–
– Cycle & Carriage	–	127
– Hongkong Land	1,328	1,338
– Jardine Lloyd Thompson	93	69
– The Oriental Hotel (Thailand)	50	48
– other	46	32
	1,698	1,614
Unlisted associates	273	221
	1,971	1,835
Joint ventures	420	389
Share of attributable net assets	2,391	2,224
Goodwill on acquisition		
– positive	11	16
– negative	(251)	(251)
	(240)	(235)
Amounts due from associates and joint ventures	162	21
Amounts due to associates and joint ventures	(13)	(55)
	2,300	1,955
Market value of listed associates	2,312	2,453

The Group's share of assets and liabilities and results of joint ventures are summarized below:

	2002 US$m	2001 US$m
Non-current assets	636	570
Current assets	1,000	874
Current liabilities	(872)	(680)
Non-current liabilities	(344)	(375)
Net assets	420	389
Revenue	1,681	1,678
Profit before tax	88	72
Profit after tax	71	59
Net profit	71	58
Capital commitments	153	124
Contingent liabilities	28	10

14 Associates and Joint Ventures *(continued)*

	2002 US$m	2001 US$m
Movements of share of attributable net assets for the year:		
At 1st January	**2,224**	2,256
Net exchange translation differences	**55**	(28)
Exchange differences realized on disposal of businesses	**4**	–
Share of results before tax and amortization and impairment of goodwill	**320**	135
Share of tax	**(94)**	(54)
Share of outside interests	**(9)**	(1)
Dividends received	**(214)**	(204)
Share of property revaluation	**12**	(3)
Share of deferred tax on property revaluation	**(1)**	–
Share of fair value losses on financial instruments	**(3)**	(41)
Share of fair value gains/(losses) transferred to consolidated profit and loss account	**(31)**	3
Reclassification of Cycle & Carriage	**(162)**	–
New subsidiary undertakings	**195**	–
Change in holding	**100**	170
Disposals	**(6)**	(9)
Other	**1**	–
At 31st December	**2,391**	2,224
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**(235)**	(120)
Additions	**(28)**	(116)
Reclassification of Cycle & Carriage	**13**	–
Amortization	**10**	7
Impairment charge	**–**	(6)
Net book value at 31st December	**(240)**	(235)

Cycle & Carriage became a subsidiary undertaking during the year. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

The Directors believe it appropriate to continue to state the value of the Group's investments in listed associates at its share of attributable net assets notwithstanding the lower stock market valuation of certain listed associates at the year end.

Amounts due from associates and joint ventures at 31st December 2002 included loans to Mandarin Oriental, New York of US$30 million *(2001: nil)* and amounts due from Cycle & Carriage's associates and joint ventures of US$111 million *(2001: nil)*.

If the listed investments had been realized at their market values no taxation would have been payable.

15 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2002 US$m	2001 US$m
Listed investments		
– Edaran Otomobil Nasional	**101**	105
– J.P. Morgan Chase	**209**	316
– other	**86**	92
	396	513
Unlisted investments	**113**	355
	509	868
Movements for the year:		
At 1st January	**868**	1,294
Exchange differences	**31**	(24)
Additions	**19**	21
Disposals	**(311)**	(181)
Capital repayment	**(36)**	–
Transfer on change in attributable interests	**(16)**	–
Impairment write-back/(charge)	**36**	(14)
Net revaluation deficit	**(82)**	(228)
At 31st December	**509**	868

Shares of common stock of J.P. Morgan Chase have been set aside under a trust deed to cover the Group's obligations to deliver the shares on exercise of the exchange rights in relation to the 4.75% Guaranteed Bonds due 2007 *(refer note 24)*.

16 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2002					
At 1st January	(12)	(25)	6	(2)	(33)
Exchange differences	1	(2)	–	–	(1)
New subsidiary undertakings	(6)	–	1	2	(3)
Credited to consolidated profit and loss account	–	1	8	2	11
Charged to reserves	–	(4)	–	–	(4)
Subsidiary undertakings disposed of	–	4	–	(8)	(4)
At 31st December	**(17)**	**(26)**	**15**	**(6)**	**(34)**
2001					
At 1st January	(13)	(35)	2	7	(39)
Exchange differences	1	2	–	(1)	2
Credited/(charged) to consolidated profit and loss account	(1)	–	4	(2)	1
Credited to reserves	–	3	–	–	3
Subsidiary undertakings disposed of	1	5	–	(6)	–
At 31st December	(12)	(25)	6	(2)	(33)

	2002 US$m	2001 US$m
Analysis of net book value:		
Deferred tax assets	**31**	26
Deferred tax liabilities	**(65)**	(59)
	(34)	(33)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$93 million *(2001: US$89 million)* arising from unused tax losses of US$420 million *(2001: US$387 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$349 million have no expiry date and the balance will expire at various dates up to and including 2022.

Deferred tax liabilities of US$9 million *(2001: US$6 million)* on temporary differences associated with investments in subsidiary undertakings of US$38 million *(2001: US$32 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

17 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2002 US$m	2001 US$m
Fair value of plan assets	477	519
Present value of funded obligations	(587)	(499)
	(110)	20
Present value of unfunded obligations	(14)	(10)
Unrecognized actuarial losses	199	65
Unrecognized past service cost	1	1
Net pension assets	76	76
Analysis of net pension assets:		
Pension assets	89	90
Pension liabilities	(13)	(14)
	76	76
Movements for the year:		
At 1st January	76	73
Expense recognized in the consolidated profit and loss account	(27)	(18)
Subsidiary undertakings disposed of	–	(2)
Contributions paid	27	23
At 31st December	76	76

17 Pension Plans *(continued)*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2002 %	2001 %
Discount rate applied to pension obligations	**5.3 – 7.0**	5.0 – 7.5
Expected return on plan assets	**3.0 – 9.0**	5.0 – 9.0
Future salary increases	**3.3 – 6.0**	3.0 – 6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2002 US$m	2001 US$m
Current service cost	**27**	29
Interest cost	**34**	34
Expected return on plan assets	**(38)**	(44)
Net actuarial losses/(gains) recognized	**3**	(1)
Past service cost	**1**	–
	27	18
Actual deficit on plan assets in the year	**48**	54

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

18 Other Non-current Assets

	2002 US$m	2001 US$m
Hire purchase debtors	**3**	–
Loans to a minority shareholder of a subsidiary undertaking	**8**	–
Interest rate swaps and forward foreign exchange contracts	**1**	2
Other	**1**	–
	13	2

19 Properties for Sale

	2002 US$m	2001 US$m
Completed properties	29	–
Properties under development	256	–
	285	–

Properties under development are further analysed as follows:

	2002 US$m	2001 US$m
Land and development costs	305	–
Interest capitalized	1	–
Other expenses capitalized	1	–
	307	–
Development profit recognized	5	–
	312	–
Provision for foreseeable losses	(1)	–
Progress payments	(55)	–
	256	–

20 Stocks and Work in Progress

	2002 US$m	2001 US$m
Stocks	888	755
Contract work in progress	6	13
	894	768

21 Debtors and Prepayments

	2002 US$m	2001 US$m
Trade debtors	420	367
Provision for doubtful debts	(29)	(27)
Trade debtors – net	391	340
Agency debtors	15	20
Prepayments	40	35
Amounts due from associates and joint ventures	8	8
Rental and other deposits	68	71
Tax recoverable	12	12
Forward foreign exchange contracts	2	2
Other	158	152
	694	640

22 Bank Balances and Other Liquid Funds

	2002 US$m	2001 US$m
Deposits with banks and financial institutions	1,030	766
Bank and cash balances	243	193
	1,273	959

Of bank balances and other liquid funds, US$42 million *(2001: US$37 million)* is held on behalf of third parties.

The weighted average interest rate on deposits with banks and financial institutions is 1.5% *(2001: 2.0%)*.

23 Creditors and Accruals

	2002 US$m	2001 US$m
Trade creditors	936	903
Accruals	550	571
Agency creditors	58	57
Amounts due to associates and joint ventures	68	9
Deposits accepted	43	17
Deferred warranty income	27	30
Interest rate swaps and forward foreign exchange contracts	7	1
Other	23	37
	1,712	1,625

24 Borrowings

	2002 Carrying amount US$m	2002 Fair value US$m	2001 Carrying amount US$m	2001 Fair value US$m
Current				
– bank overdrafts	28	28	50	50
– other bank advances	138	138	60	60
– other borrowings	6	6	14	14
	172	172	124	124
Current portion of long-term borrowings				
– bank	213	213	308	308
– other	195	195	2	2
	408	408	310	310
	580	580	434	434
Long-term borrowings				
– bank	1,444	1,445	1,335	1,335
– 4.75% Guaranteed Bonds due 2007	490	540	480	512
– 6.375% Guaranteed Bonds due 2011	295	304	295	293
– 6.75% Convertible Bonds due 2005	14	16	13	16
– other	39	39	13	13
	2,282	2,344	2,136	2,169
	2,862	2,924	2,570	2,603

	2002 US$m	2001 US$m
Secured	1,039	875
Unsecured	1,823	1,695
	2,862	2,570
Due dates of repayment:		
Within one year	580	434
Between one and two years	137	330
Between two and five years	1,703	675
Beyond five years	442	1,131
	2,862	2,570

24 Borrowings *(continued)*

Currency:	Fixed rate borrowings: Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2002					
Australian Dollar	6.0	2.1	28	50	78
Euro	5.8	5.7	14	–	14
Hong Kong Dollar	4.0	1.8	308	320	628
Malaysian Ringgit	4.7	2.2	13	30	43
New Taiwan Dollar	3.1	0.2	6	21	27
New Zealand Dollar	6.4	–	–	14	14
Singapore Dollar	2.8	1.0	260	274	534
United Kingdom Sterling	5.1	3.2	29	228	257
United States Dollar	5.5	7.0	801	445	1,246
Other	5.0	5.7	12	9	21
			1,471	**1,391**	**2,862**
2001					
Euro	5.0	5.3	17	23	40
Hong Kong Dollar	4.4	2.0	346	390	736
Malaysian Ringgit	3.8	–	–	47	47
New Taiwan Dollar	3.7	1.3	6	38	44
New Zealand Dollar	5.8	0.2	17	25	42
Singapore Dollar	4.5	–	–	24	24
United Kingdom Sterling	4.9	1.2	–	271	271
United States Dollar	5.7	8.1	796	551	1,347
Other	5.4	6.6	10	9	19
			1,192	1,378	2,570

All borrowings were within subsidiary undertakings.

The 4.75% Guaranteed Bonds with nominal value of US$550 million due 2007 were issued by a wholly-owned subsidiary undertaking and are guaranteed by the Company. The bonds are exchangeable, at the option of the holders, into shares of common stock of J.P. Morgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2002, US$61 million *(2001: US$61 million)* of the bonds were held by Jardine Strategic and the carrying amount of US$59 million *(2001: US$58 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2002 included US$371 million *(2001: US$357 million)* which were secured against Mandarin Oriental's tangible fixed assets and US$157 million *(2001: nil)* which were secured against Cycle & Carriage's assets. The net book value of these assets at 31st December 2002 was US$988 million *(2001: US$571 million)*.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

25 Provisions

	Motor vehicle warranties US$m	Closure cost provisions US$m	Obligations under onerous leases US$m	Others US$m	Total US$m
At 1st January 2002	–	20	12	3	35
Exchange differences	1	–	1	1	3
New subsidiary undertakings	31	–	–	–	31
Additional provisions	9	4	9	4	26
Unused amounts reversed	–	(4)	–	(1)	(5)
Utilized	(8)	(11)	(2)	–	(21)
At 31st December 2002	33	9	20	7	69
Current	22	9	8	6	45
Non-current	11	–	12	1	24
	33	9	20	7	69

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations and legal claims.

26 Other Non-current Liabilities

	2002 US$m	2001 US$m
Motor vehicle repurchase commitments	–	7
Conversion option component of 4.75% Guaranteed Bonds	7	25
Interest rate swaps and caps	17	10
Other creditors due after more than one year	6	3
	30	45

27 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2002			
By business:			
Jardine Pacific	29	632	(486)
Jardine Motors Group	30	499	(227)
Dairy Farm	182	1,070	(745)
Mandarin Oriental	25	819	(59)
Cycle & Carriage	380	1,103	(202)
	646	4,123	(1,719)
Corporate and other interests	(19)	7	(98)
	627	**4,130**	**(1,817)**
By geographical area:			
Australasia	10	218	(39)
Continental Europe	–	31	(3)
Hong Kong and Mainland China	103	1,264	(778)
North America	34	428	(106)
Northeast Asia	16	178	(92)
Southeast Asia	457	1,456	(520)
United Kingdom	26	548	(181)
	646	4,123	(1,719)
Corporate and other interests	(19)	7	(98)
	627	**4,130**	**(1,817)**

Segment assets/(liabilities)	4,130	(1,817)
Associates and joint ventures	2,300	–
Unallocated assets/(liabilities)	1,825	(2,986)
Total assets/(liabilities)	**8,255**	**(4,803)**

27 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2001			
By business:			
Jardine Pacific	38	736	(529)
Jardine Motors Group	44	689	(323)
Dairy Farm	152	1,154	(755)
Mandarin Oriental	3	779	(45)
	237	3,358	(1,652)
Corporate and other interests	(3)	(12)	(42)
	234	3,346	(1,694)
By geographical area:			
Australasia	31	174	(111)
Continental Europe	11	201	(92)
Hong Kong and Mainland China	102	1,446	(798)
North America	16	293	(108)
Northeast Asia	14	204	(91)
Southeast Asia	44	503	(292)
United Kingdom	19	537	(160)
	237	3,358	(1,652)
Corporate and other interests	(3)	(12)	(42)
	234	3,346	(1,694)
Segment assets/(liabilities)		3,346	(1,694)
Associates and joint ventures		1,955	–
Unallocated assets/(liabilities)		1,865	(2,685)
Total assets/(liabilities)		7,166	(4,379)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, borrowings and conversion option component of 4.75% Guaranteed Bonds.

28 Share Capital

	2002 US$m	2001 US$m
Authorized:		
1,000,000,000 shares of US¢25 each	**250**	250

	Ordinary shares in millions **2002**	Ordinary shares in millions 2001	**2002** US$m	2001 US$m
Issued and fully paid:				
At 1st January	**628**	636	**157**	159
Scrip issued in lieu of dividends	**3**	5	**1**	1
Issued under share incentive schemes	**–**	1	**–**	1
Repurchased and cancelled	**(3)**	(14)	**(1)**	(4)
At 31st December	**628**	628	**157**	157
Outstanding under share incentive schemes	**(14)**	(14)	**(4)**	(4)
	614	614	**153**	153

During the year, the Company repurchased 3 million *(2001: 14 million)* ordinary shares from the stock market at a cost of US$21 million *(2001: US$88 million)* which was dealt with by charging US$1 million to share capital, US$2 million to share premium and US$18 million to revenue and other reserves *(2001: US$4 million, US$1 million and US$83 million respectively).*

29 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes ordinary shares are issued to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to ten years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary undertaking, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet *(refer note 28)* and the premium attached to them is netted off the share premium account *(refer note 30)*.

Movements for the year:

	Ordinary shares in millions			
	2002	2001	**2002** US$m	2001 US$m
At 1st January	**14**	13	**78**	70
Granted	**–**	1	**1**	10
Exercised	**–**	–	**(2)**	(2)
At 31st December	**14**	14	**77**	78

The exercise prices of share options exercised during the year were in the range of US$3.2 to US$4.5 *(2001: US$3.2 to US$4.5)* per share.

Outstanding at 31st December:

Expiry date	Exercise price US$	Ordinary shares in millions **2002**	2001
2002	3.2 – 8.0	**–**	0.4
2003	3.2 – 7.7	**0.4**	0.3
2004	6.6 – 10.1	**1.0**	1.0
2005	7.5 – 8.0	**0.4**	0.4
2006	7.2	**0.2**	0.2
2007	6.1 – 7.7	**0.9**	1.0
2008	2.0 – 4.5	**0.5**	0.5
2009	3.2 – 3.3	**1.4**	1.8
2010	3.7 – 5.0	**2.1**	2.5
2011	5.8 – 6.4	**1.4**	1.5
2012	5.8	**0.3**	–
Unallocated	1.2 – 10.1	**5.2**	4.7
		13.8	14.3

30 Share Premium

	2002 US$m	2001 US$m
At 1st January	**74**	67
Capitalization arising on scrip issued in lieu of dividends	**–**	(1)
Arising from shares issued under share incentive schemes	**1**	9
Repurchase of shares *(refer note 28)*	**(2)**	(1)
At 31st December	**73**	74
Outstanding under share incentive schemes	**(73)**	(74)
	–	–

31 Revenue and Other Reserves

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002					
At 1st January	2,692	87	(16)	(248)	2,515
Revaluation of properties					
– net revaluation surplus	–	22	–	–	22
– deferred tax	–	(5)	–	–	(5)
Revaluation of other investments					
– fair value losses	(98)	–	–	–	(98)
– transfer on change in attributable interests	5	–	–	–	5
– transfer to consolidated profit and loss account on disposal	(110)	–	–	–	(110)
Net exchange translation differences					
– amount arising in year	–	–	–	69	69
– transfer to consolidated profit and loss account	–	–	–	46	46
Cash flow hedges					
– fair value losses	–	–	(14)	–	(14)
– transfer to consolidated profit and loss account	–	–	6	–	6
Net profit	352	–	–	–	352
Dividends *(refer note 32)*	(100)	–	–	–	(100)
Scrip issued in lieu of dividends *(refer note 32)*	21	–	–	–	21
Capitalization arising on scrip issued in lieu of dividends	(1)	–	–	–	(1)
Repurchase of shares *(refer note 28)*	(18)	–	–	–	(18)
Change in attributable interests	4	–	–	–	4
Transfer	2	(4)	–	2	–
At 31st December	**2,749**	**100**	**(24)**	**(131)**	**2,694**
of which:					
Company	382	–	–	–	382
Associates and joint ventures	124	30	(13)	(28)	113

31 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001					
At 1st January	2,892	100	(11)	(221)	2,760
Revaluation of properties					
– net revaluation deficit	–	(4)	–	–	(4)
– deferred tax	–	1	–	–	1
Revaluation of other investments					
– fair value losses	(159)	–	–	–	(159)
– transfer to consolidated profit and loss account on disposal	(9)	–	–	–	(9)
Net exchange translation differences					
– amount arising in year	–	–	–	(43)	(43)
– transfer to consolidated profit and loss account	–	–	–	15	15
Cash flow hedges					
– fair value losses	–	–	(14)	–	(14)
– transfer to consolidated profit and loss account	–	–	9	–	9
– recognized in stocks and work in progress	–	–	(1)	–	(1)
– deferred tax	–	–	1	–	1
Net profit	115	–	–	–	115
Dividends *(refer note 32)*	(103)	–	–	–	(103)
Scrip issued in lieu of dividends *(refer note 32)*	28	–	–	–	28
Repurchase of shares *(refer note 28)*	(83)	–	–	–	(83)
Change in attributable interests	2	–	–	–	2
Transfer	9	(10)	–	1	–
At 31st December	2,692	87	(16)	(248)	2,515
of which:					
Company	487	–	–	–	487
Associates and joint ventures	95	24	(9)	(89)	21

Revenue reserves include unrealized net deficit on revaluation of available-for-sale investments of US$213 million *(2001: US$10 million)*.

32 Dividends

	2002 US$m	2001 US$m
Final dividend in respect of 2001 of US¢18.70 *(2000: US¢18.70)* per share	115	117
Interim dividend in respect of 2002 of US¢7.80 *(2001: US¢7.80)* per share	48	48
	163	165
Less Company's share of dividends paid on the shares held by subsidiary undertakings	(63)	(62)
	100	103
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	15	20
Interim dividend in respect of current year	6	8
	21	28

A final dividend in respect of 2002 of US¢22.20 *(2001: US¢18.70)* per share amounting to a total of US$136 million *(2001: US$115 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$55 million *(2001: US$44 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

33 Own Shares Held

Own shares held represent the Company's share of the cost of 313 million *(2001: 313 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

34 Outside Interests

	2002 US$m	2001 US$m
By business:		
Hongkong Land	**142**	164
Dairy Farm	**354**	289
Mandarin Oriental	**255**	279
Cycle & Carriage	**608**	31
Jardine Strategic	**87**	193
Other	**14**	18
	1,460	974
Less own shares held attributable to outside interests	**(185)**	(214)
	1,275	760
Movements for the year:		
At 1st January	**760**	999
Net exchange translation differences		
– amount arising in year	**44**	(22)
– disposal of businesses	**18**	24
New subsidiary undertakings	**508**	–
Attributable profits less dividends	**213**	(23)
Property revaluation		
– net revaluation deficit	**(1)**	(5)
– deferred tax	**–**	1
Fair value gains/(losses) on financial instruments	**18**	(105)
Fair value (gains)/losses transferred to consolidated profit and loss account	**(124)**	1
Capital contribution and change in attributable interests	**(161)**	(110)
At 31st December	**1,275**	760

35 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2002 US$m	2001 US$m
By business:		
Jardine Pacific	35	40
Jardine Motors Group	11	18
Dairy Farm	108	131
Mandarin Oriental	12	14
Cycle & Carriage	2	–
Corporate and other interests	(1)	(1)
	167	202

(b) Other non-cash items	2002 US$m	2001 US$m
By nature:		
Profit on sale of subsidiary undertakings	(228)	(22)
Loss/(profit) on sale of associates and joint ventures	3	(15)
Profit on sale of other investments	(48)	(29)
Loss on sale of tangible assets	13	11
Loss on sale of investment properties	3	–
Net gain on disposal of Franklins' assets in Dairy Farm	(5)	(38)
Deficit on revaluation of properties	5	2
Impairment of assets	(30)	54
Change in provisions	21	2
Write-back of development costs in Mandarin Oriental	(5)	–
Fair value gain on conversion option component of Guaranteed Bonds	(18)	(51)
Realization of exchange losses on repatriation of capital from foreign subsidiary undertakings	25	–
	(264)	(86)
By business:		
Jardine Pacific	13	6
Jardine Motors Group	23	7
Dairy Farm	(216)	(29)
Mandarin Oriental	(5)	2
Cycle & Carriage	11	–
Corporate and other interests	(90)	(72)
	(264)	(86)

35 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease/(increase) in working capital	2002 US$m	2001 US$m
Decrease in properties for sale	30	–
Decrease in stocks and work in progress	7	142
Decrease in debtors and prepayments	98	51
Decrease in creditors and accruals	–	(190)
Decrease in pension obligations	–	(5)
	135	(2)

(d) Purchase of subsidiary undertakings	Cycle & Carriage US$m	Other US$m	2002 Total US$m	2001 Total US$m
Tangible assets	92	5	97	4
Investment properties	262	–	262	–
Leasehold land payments	19	–	19	–
Associates and joint ventures	293	–	293	–
Deferred tax assets	4	–	4	–
Other non-current assets	13	–	13	–
Current assets	768	2	770	62
Current liabilities	(251)	–	(251)	(65)
Long-term borrowings	(364)	–	(364)	–
Deferred tax liabilities	(7)	–	(7)	–
Non-current provisions	(11)	–	(11)	–
Other non-current liabilities	(7)	–	(7)	–
Outside interests	(185)	–	(185)	–
Fair value at acquisition	626	7	633	1
Adjustment for outside interests	(323)	1	(322)	3
Share of fair value at acquisition	303	8	311	4
Goodwill attributable to subsidiary undertakings	19	2	21	9
Total consideration	322	10	332	13
Adjustment for deferred consideration, and carrying value of associates and joint ventures and other investments	(185)	–	(185)	–
Cash and cash equivalents of subsidiary undertakings acquired	(66)	–	(66)	(40)
Net cash outflow/(inflow)	71	10	81	(27)
Payment of deferred consideration			2	12
Purchase of shares in Jardine Strategic			103	41
Purchase of shares in Dairy Farm			135	24
Purchase of shares in Mandarin Oriental			22	17
			343	67

During the year, Jardine Strategic acquired a further 21% interest in Cycle & Carriage under a cash partial offer, increasing its holding to 50.2%.

The revenue and operating profit in respect of subsidiary undertakings acquired during the year amounted to US$285 million and US$8 million respectively.

35 Notes to Consolidated Cash Flow Statement *(continued)*

(e) Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and Jardine Strategic's increased interest in Hongkong Land of US$5 million. Purchase of associates and joint ventures in 2001 included Jardine Strategic's increased interests in Hongkong Land of US$50 million and Cycle & Carriage of US$11 million.

(f) Sale of subsidiary undertakings	**2002** US$m	2001 US$m
Goodwill	**1**	–
Tangible assets	**148**	6
Investment properties	**–**	5
Leasehold land payments	**–**	4
Other investments	**1**	–
Pension assets	**–**	2
Deferred tax assets	**8**	–
Current assets	**211**	470
Current liabilities	**(153)**	(405)
Long-term borrowings	**(64)**	–
Deferred tax liabilities	**(4)**	–
Other non-current liabilities	**(6)**	–
Outside interests	**(1)**	(1)
Net assets disposed of	**141**	81
Adjustment for investment in associates and joint ventures and other investments	**4**	–
Cumulative exchange translation differences	**12**	–
Profit on disposal	**228**	22
Sale proceeds	**385**	103
Adjustment for deferred consideration	**–**	(1)
Cash and cash equivalents of subsidiary undertakings disposed of	**(1)**	(334)
Net cash inflow/(outflow)	**384**	(232)

Net cash inflow in 2002 of US$384 million included Jardine Motors Group's sale of Cica of US$73 million and Dairy Farm's sale of Woolworths, New Zealand of US$276 million.

Net cash outflow in 2001 of US$232 million included a cash outflow of US$298 million relating to the disposal of Matheson Bank in the United Kingdom and a cash inflow of US$54 million relating to Dairy Farm's sale of Sims Trading.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$740 million and US$20 million respectively.

35 Notes to Consolidated Cash Flow Statement *(continued)*

(g) Sale of associates and joint ventures in 2001 included US$33 million relating to Jardine Pacific's sale of its interest in Jardine Securicor.

(h) Sale of other investments in 2002 included Jardine Strategic's sale of an investment. Sale of other investments in 2001 included Jardine Strategic's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

(i) Analysis of balances of cash and cash equivalents	**2002** US$m	2001 US$m
Bank balances and other liquid funds *(refer note 22)*	**1,273**	959
Bank overdrafts *(refer note 24)*	**(28)**	(50)
	1,245	909

36 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the 4.75% Guaranteed Bonds is valued by reference to its credit spread, and the share price and volatility of the underlying J.P. Morgan Chase shares.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

36 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2002 Positive fair value	**2002** Negative fair value	2001 Positive fair value	2001 Negative fair value
Designated as cash flow hedges				
– forward foreign exchange contracts	**2**	**1**	2	–
– interest rate swaps and caps	**1**	**23**	–	11
	3	**24**	2	11
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	**–**	**–**	2	–

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$622 million *(2001: US$580 million).*

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following three years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2002 were US$919 million *(2001: US$526 million).*

The due dates of interest rate swaps and caps at 31st December were as follows:

	2002 US$m	2001 US$m
Within one year	**415**	121
Between one and five years	**460**	395
Beyond five years	**44**	10
	919	526

At 31st December 2002, the fixed interest rates relating to interest rate swaps vary from 2.6% to 8.5% *(2001: 2.5% to 8.5%).*

37 Commitments

	2002 US$m	2001 US$m
Capital commitments:		
Authorized not contracted	**187**	106
Contracted not provided	**11**	21
	198	127
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**289**	311
– due between one and five years	**476**	547
– due beyond five years	**608**	749
	1,373	1,607

Total future sublease payments receivable relating to the above operating leases amounted to US$11 million *(2001: US$11 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

38 Contingent Liabilities

	2002 US$m	2001 US$m
Guarantees in respect of facilities made available to associates and joint ventures	**116**	102
Other guarantees	**–**	5

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

39 Related Party Transactions

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

Property services

The Group rents property from Hongkong Land. The gross annual rentals paid by the Group in 2002 to Hongkong Land were US$4 million *(2001: US$5 million)*.

The Group provided property services to Hongkong Land in 2002 in aggregate amounting to US$21 million *(2001: US$22 million)*.

40 Post Balance Sheet Events

(a) Subsequent to the year end, Cycle & Carriage acquired and subscribed for an aggregate of 553 million rights shares in Astra pursuant to Astra's rights issue for a total consideration of US$78 million. In addition, Cycle & Carriage also acquired 11 million shares from the market for US$3 million, increasing its interest in Astra from 31% at 31st December 2002 to 34%. The acquisition of the shares was funded from internal resources and external borrowings.

(b) In February 2003, Dairy Farm announced a tender offer to repurchase up to 170 million or 11% of its share capital at a price range of US$0.96 to US$1.10 per share. If fully subscribed, the tender offer will result in Dairy Farm returning between US$163 million and US$187 million to its shareholders. Jardine Strategic has no present intention of tendering its existing holding. If 170 million Dairy Farm shares are repurchased, Jardine Strategic's attributable interest in Dairy Farm would increase to approximately 78%.

41 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2002 US$m	2001 US$m
Subsidiary undertakings	**616**	722
Net current liabilities	**(4)**	(4)
Net operating assets	**612**	718
Share capital *(refer note 28)*	**157**	157
Share premium *(refer note 30)*	**73**	74
Revenue and other reserves *(refer note 31)*	**382**	487
Shareholders' funds	**612**	718

Subsidiary undertakings are shown at cost less amounts provided.

42 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2002 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities		Attributable interests 2002 %	2001 %	Nature of business
Cycle & Carriage Ltd	Singapore	SGD 241,509,630	ordinary	**39**	22	Motor distribution; property development & investment; and a 31% interest in PT Astra International Tbk
Dairy Farm International Holdings Ltd	Bermuda	USD 85,149,801	ordinary	**55**	47	Supermarkets, hypermarkets, convenience stores, health and beauty stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629	ordinary	**32**	31	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000	bonds due 2011	**–**	–	
Jardine Lloyd Thompson Group plc*	England	GBP 9,980,990	ordinary	**32**	32	Insurance broking
Jardine Matheson Ltd	Bermuda	USD 12,000	ordinary	**100**	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD 8,947,702	ordinary	**100**	100	Motor distribution
Jardine Pacific Holdings Ltd	Bermuda	USD 62,500,000	ordinary	**100**	100	Marketing & distribution, engineering & construction, aviation & shipping services and property & financial services
Jardine Strategic Holdings Ltd	Bermuda	USD 52,362,850	ordinary	**79**	75	Holding
		USD 300,000,000	guaranteed bonds due 2011	**–**	–	
Mandarin Oriental International Ltd	Bermuda	USD 44,206,256	ordinary	**56**	49	Hotel management & ownership
		USD 75,865,000	convertible bonds due 2005	**63**	60	
Matheson & Co., Ltd	England	GBP 20,000,000	ordinary	**100**	100	Holding and management

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

*Associates. All other companies are subsidiary undertakings.

Independent Auditors' Report

To the members of Jardine Matheson Holdings Limited

We have audited the financial statements on pages 30 to 80 of Jardine Matheson Holdings Limited and its subsidiaries ('the Group'). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IFRS as modified by revaluation of leasehold properties') shown on pages 30 to 33 and page 47 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Financial Reporting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 34.

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
United Kingdom

26th February 2003

Five Year Summary

prepared in accordance with IFRS as modified by revaluation of leasehold properties

Consolidated Profit and Loss Account

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Revenue	**7,398**	9,413	10,362	10,675	11,244
Profit/(loss) before tax	**366**	9	1,747	444	(1,091)
Tax	**(130)**	(103)	(111)	(94)	(114)
Profit/(loss) after tax	**236**	(94)	1,636	350	(1,205)
Outside interests	**(162)**	52	(194)	(105)	467
Net profit/(loss)	**74**	(42)	1,442	245	(738)
Underlying net profit	**253**	179	171	157	180
Earnings/(loss) per share (US¢)	**19.60**	(10.72)	260.44	40.47	(124.13)
Underlying earnings per share (US¢)	**67.40**	46.32	30.92	25.92	30.26
Dividends per share (US¢)	**30.00**	26.50	26.50	25.00	21.60

Consolidated Balance Sheet

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Goodwill	**4**	13	51	114	27
Tangible assets	**2,171**	2,141	2,435	2,553	2,246
Investment properties	**411**	163	176	189	179
Associates and joint ventures	**3,027**	3,117	3,404	2,975	2,833
Other investments	**509**	868	976	399	486
Other non-current assets	**133**	118	117	108	123
Net current assets	**757**	254	590	651	772
Long-term borrowings	**(2,282)**	(2,136)	(2,742)	(1,554)	(1,271)
Other non-current liabilities	**(145)**	(137)	(188)	(111)	(129)
Net operating assets	**4,585**	4,401	4,819	5,324	5,266
Shareholders' funds	**2,859**	3,013	3,328	3,106	2,932
Outside interests	**1,726**	1,388	1,491	2,218	2,334
Capital employed	**4,585**	4,401	4,819	5,324	5,266
Net asset value per share (US$)	**7.76**	7.96	8.50	5.09	4.84

Consolidated Cash Flow Statement

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Cash flows from operating activities	**594**	357	431	575	389
Cash flows from investing activities	**(64)**	(124)	(622)	(497)	78
Net cash flow before financing	**530**	233	(191)	78	467
Cash flow per share from operating activities (US¢)	**158.19**	92.35	77.76	95.09	65.46

Results and earnings per share prior to 2001 have been restated to reflect changes in fair values of investment properties in the consolidated profit and loss account to comply with IAS 40.

Prior to 2001, other investments are stated at cost less amounts provided.

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IFRS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance *(also refer to the Financial Review on page 26)*.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Jardine Matheson's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organizational and compliance issues, and has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control throughout the Group: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Managing Director and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2002, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries. These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Dairy Farm	Mandarin Oriental
Henry Keswick	10,709,433#	–	–	–
	55,366*			
Percy Weatherall	30,097,135#	78,750	579,981	–
	216,069*			
Brian Keelan	37,634	250,000	163,800	115,000
Simon Keswick	8,767,770#	7,181	66,087	19,858
	2,722,552*	19,661*		
R.C. Kwok	69,886	72,015	94,424	45,898
C.G.R. Leach	841,199	52,962	–	–
Norman Lyle	–	–	99,900	100,000
A.J.L. Nightingale	751,678	16,875	24,375	–

**Non-beneficial.*

 # Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:

(a) At 31st December 2002, Percy Weatherall, Brian Keelan, Norman Lyle, A.J.L. Nightingale and James Watkins held options in respect of 605,000, 750,000, 700,000, 335,000 and 500,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(b) The Directors are discretionary objects under a trust created in 1947 (the '1947 Trust'). The Trustees of the 1947 Trust held 35,915,991 ordinary shares in the Company representing 5.72% of the Company's issued share capital at 31st December 2002. Under the terms of the 1947 Trust its income may be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Directors who are within the category of 'senior executive officers and employees' are therefore deemed to be interested in the shares owned by the 1947 Trust.

(c) At 31st December 2002, A.J.L. Nightingale had a beneficial interest in 20,000 ordinary shares in Jardine Davies and 15,000 ordinary shares in Cycle & Carriage Bintang.

(d) On 6th March 2003, Percy Weatherall and Brian Keelan were each granted options in respect of a further 100,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 7th March 2003.

Directors' Appointments, Emoluments and Service Contracts

On 31st December 2002, George Ho retired from the Board and on 1st January 2003, Jenkin Hui was appointed a Director of the Company. In accordance with Bye-Law 84, R.C. Kwok and C.G.R. Leach retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 91, Jenkin Hui will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2002, the Directors received remuneration and deemed benefits in kind amounting to US$7.6 million *(2001: US$7.0 million)*. Directors' remuneration includes salary, pension contributions, bonuses, termination benefits, accommodation and other allowances. The 1947 Trust also made distributions to the Directors amounting to US$9.5 million *(2001: US$9.6 million)*.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 327,191,927 ordinary shares representing 52.05% of the Company's current issued ordinary share capital; Cheung Kong (Holdings) Ltd and Hutchison Whampoa Ltd, through their respective subsidiaries, were interested in a total of 29,586,364 ordinary shares representing 4.71% of the Company's current issued ordinary share capital, the interest in such shares being a right to call for delivery pursuant to Regulation 49(5) of the Bermuda Takeover Code; Credit Agricole Lazard Financial Products Bank ('CALFPB') were beneficially interested in 20,721,564 ordinary shares representing 3.30% of the Company's current issued ordinary share capital; and the following entities were deemed to be interested in the shares beneficially owned by CALFPB: Credit Agricole Lazard Financial Products Limited, Caisse Nationale de Credit Agricole, Three Houses Investment Company Limited, Lazard Bank Limited, Lazard Freres and Lazard Freres & Co. LLC. Apart from these shareholdings and the shareholdings of the 1947 Trust and of Percy Weatherall disclosed above, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 7th March 2003.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 9th May 2002, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year, the Company repurchased and cancelled 3,559,400 ordinary shares in the Company for an aggregate total cost of US$20.8 million. The ordinary shares repurchased represented 0.57% of the Company's issued ordinary share capital.

Arrangements under which Shareholders have Agreed to Waive Dividends

The Trustee of the Company's Senior Executive Share Incentive Schemes has waived the interim dividend and has undertaken to waive the recommended final dividend for 2002 in respect of the ordinary shares in which it is interested.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 39 to the financial statements on page 79.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2003 Annual General Meeting to be held on 8th May 2003 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2002 full-year results announced	26th February 2003
Share registers closed	17th to 21st March 2003
2002 final dividend scrip election period closes	25th April 2003
Annual General Meeting to be held	8th May 2003
2002 final dividend payable	14th May 2003
2003 half-year results to be announced	30th July 2003*
Share registers to be closed	25th to 29th August 2003*
2003 interim dividend scrip election period closes	25th September 2003*
2003 interim dividend payable	15th October 2003*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Company	Address	Contact	
Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile Email Website	(852) 2843 8288 (852) 2845 9005 jml@jardines.com www.jardines.com
	Directors Percy Weatherall, Chairman Brian Keelan Adam Keswick Ben Keswick R.C. Kwok Norman Lyle A.J.L. Nightingale Y.K. Pang James Riley James Watkins	**Group Corporate Secretary** N.M. McNamara	
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone Facsimile Email Website	(44 20) 7816 8100 (44 20) 7623 5024 rleach@matheson.co.uk www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone Facsimile Email	(852) 2579 2888 (852) 2856 9674 jpl@jardines.com James Riley
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone Facsimile Email	(852) 2895 7218 (852) 2907 2911 jmg@jardines.com Y.K. Pang
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone Facsimile Email Website	(44 20) 7528 4444 (44 20) 7528 4185 info@jltgroup.com www.jltgroup.com Steve McGill
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone Facsimile Email Website	(852) 2842 8428 (852) 2845 9226 gpobox@hkland.com www.hkland.com Nicholas Sallnow-Smith
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone Facsimile Email Website	(852) 2299 1888 (852) 2299 4888 groupcomm@dairy-farm.com.hk www.dairyfarmgroup.com Ronald J. Floto
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone Facsimile Email Website	(852) 2895 9288 (852) 2837 3500 jillk@mohg.com www.mandarinoriental.com Edouard Ettedgui
Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone Facsimile Email Website	(65) 6473 3122 (65) 6475 7088 corporate.affairs@cyclecarriage.com.sg www.cyclecarriage.com Philip Eng

Jardine Matheson Group Addresses

Australia Jardine Matheson Australia Pty Ltd	Level 8 66 Clarence Street Sydney NSW 2000	Telephone (612) 9290 8100 Facsimile (612) 9299 7305 R.C. Sutton
Bermuda Jardine Matheson International Services Ltd	4th Floor, Jardine House 33-35 Reid Street P.O. Box HM 1068 Hamilton HM EX	Telephone (1 441) 292 0515 Facsimile (1 441) 292 4072 C.H. Wilken
Hong Kong SAR Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone (852) 2843 8288 Facsimile (852) 2845 9005 Percy Weatherall
India Jardine Matheson Ltd	5th Floor, 54 Free Press House Nariman Point Bombay 400 021	Telephone (91 22) 5632 4455 Facsimile (91 22) 5632 4456 Alan Rosling
Indonesia Jardine Matheson Ltd (Representative Office)	Level 16, World Trade Centre Jalan Jendral Sudirman Kav. 29-31 Jakarta 12920	Telephone (62 21) 522 8981 Facsimile (62 21) 522 8983 Leonard van Hien
Japan Jardine Matheson K.K.	c/o 7/F Colliers Halifax Building 16-26 Roppongi 3 chome Minato-ku Tokyo 106-0032	Telephone (813) 5563 9480 Facsimile (813) 5563 9480 Richard van Rooij
Mainland China Jardine Matheson (China) Ltd (Liaison Office)	Rm 528, 5/F, China World Tower 1 China World Trade Centre No.1 Jianguomenwai Avenue Chaoyang District, Beijing 100004	Telephone (8610) 6505 2801 Facsimile (8610) 6505 2805 Adam C.N. Williams
Malaysia Jardine Matheson (Malaysia) Sdn Bhd	Suite 6.01, Level 6, Wisma Technip 241, Jalan Tun Razak 50400 Kuala Lumpur	Telephone (603) 2141 1168 Facsimile (603) 2141 1268 Dato Khalid Haji Ismail
Netherlands Jardine Matheson Europe B.V.	Diepenbrockstraat 19 1077 VX Amsterdam	Telephone (31 20) 470 0258 Facsimile (31 20) 470 0323 James Reid
Philippines Jardine Davies Inc	Jardine Davies Building 222 Sen.Gil J.Puyat Avenue Makati City 1200, P.O. Box 1757, MCPO	Telephone (632) 815 4483 Facsimile (632) 812 5271 A.B. Colayco
Singapore Jardine Matheson (Singapore) Ltd	78 Shenton Way #29-02 Singapore 079120	Telephone (65) 6322 2101 Facsimile (65) 6323 0694 Y.C. Boon
Taiwan Jardine, Matheson & Co., Ltd	14th Floor, World Trade Building 50 Hsin Sheng South Road Section 1, Taipei	Telephone (8862) 2393 1177 Facsimile (8862) 2394 5625 Liang Chang
Thailand Jardine Matheson (Thailand) Ltd	21st Floor, Times Square Building 246 Sukhumvit Road, Klong Toey Bangkok 10110	Telephone (662) 254 0675 Facsimile (662) 254 0671 Philip Smiley
United Kingdom Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ	Telephone (44 20) 7816 8100 Facsimile (44 20) 7623 5024 C.G.R. Leach
Vietnam Jardine Matheson Ltd	8th Floor, Jardine House 58 Dong Khoi Street District 1, Ho Chi Minh City	Telephone (848) 8222 340 Facsimile (848) 8230 030 Simon Craig/Nguyen Thi Theu

Jardine Matheson

Jardine Matheson Holdings Limited

Annual General Meeting 2003

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 8th May 2003 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2002, and to declare a final dividend.

2 To re-elect Directors.

3 To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trusts, shall not exceed US$7.8 million, and the said approval shall be limited accordingly.

5 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C.H. Wilken
Company Secretary

27th March 2003

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 3

This resolution relates to the appointment of PricewaterhouseCoopers LLP as the Auditors of the Company. A notice has been received from a shareholder of the Company of its intention to nominate PricewaterhouseCoopers LLP as Auditors of the Company. The Company's existing Auditors, PricewaterhouseCoopers ('PwC'), are not seeking for re-appointment following the conversion of PwC to a Limited Liability Partnership (LLP) from 1st January 2003. PwC has transferred substantially all its business to PricewaterhouseCoopers LLP, and it is, therefore, proposed that this new firm be appointed to succeed PwC as the Auditors of the Company.

Resolution 4

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 7th March 2003, the latest practicable date prior to the publication of this document, a total of 14,346,559 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 2.28% of the issued share capital at that date and 2.69% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Photographs featuring the Group's employees in this annual report were taken at various business locations of the operating companies in January 2003.

www.jardines.com